02069146

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chr. Hansen Holding A/S

*CURRENT ADDRESS 10-12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34732 FISCAL YEAR 8/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE: 6/16/03

CHR. HANSEN

IMPROVING ... HEALTH FOR ... ALL OVER ...

ANNUAL REPORT 2000/01



Chr. Hansen Group

CHR. HANSEN

Enzymes, cultures, natural colours, savoury and specialty ingredients for the:

Dairy industry
Meat and prepared food industries
Food and beverage industries
Health and nutrition industries

ALK-ABELLÓ

Pharmaceutical products for allergy treatment:

Vaccination
Diagnostics

5 year financial highlights of the Chr. Hansen Group

DKKm	00/01	99/00	98/99	97/98	96/97
Income statement					
Net sales	4,648	4,305	3,544	3,087	2,758
Income from primary operations					
before amortization of goodwill (EBITA)	346	495	445	401	313
Income from primary operations (EBIT)	272	423	406	390	303
Income from ordinary operations before tax	38	310	365	351	286
Net income (loss) for the year	(40)	161	201	199	181
Number of employees - average	3,622	3,601	3,208	2,832	2,586
Balance sheet					
Total assets	5,918	6,033	4,868	3,285	3,060
Invested capital	4,792	4,806	3,765	2,305	2,030
Interest-bearing debt, net	2,655	2,508	1,726	422	259
Total equity	2,159	2,274	1,997	1,834	1,679
Cash flow and investments					
Depreciation	311	268	197	153	122
of which amortization of goodwill	*74*	*71*	*40*	*11*	*10*
Cash flow from operating activities	247	140	328	294	239
Investments	(354)	(742)	(1,535)	(432)	(399)
Free cash flow	(107)	(602)	(1,209)	(138)	(159)
Share information					
Dividend as a percentage of share capital	20	35	25	25	20
Share capital - DKKm	101	101	101	101	101
Number of shares in 1,000 shares of DKK 10	10,128	10,128	10,128	10,128	10,128
Share price - DKK	258	275	353	381	393
Key figures					
Return on primary operations					
before amortization of goodwill (EBITA)	7.4	11.5	12.6	13.0	11.4
Return on primary operations (EBIT)	5.9	9.8	11.4	12.6	11.0
RONFA	4.8	8.2	10.8	14.1	13.2
ROAIC	2.4	5.1	8.6	10.4	11.1
WACC	6.4	7.9	7.6	7.2	8.6
Economic profit - DKKm	(191)	(117)	30	68	46
Equity ratio	36.5	37.7	41.0	55.8	54.9
Earnings per share before					
amortization of goodwill (EPSAA) - DKK	3.3	23.0	23.7	20.7	18.9
Earnings per share (EPS) - DKK	(3.97)	15.93	19.83	19.63	17.90
Cash flow per share (CFPS) - DKK	21.47	11.21	30.12	26.84	22.69
Price earnings ratio (PE)	(65.0)	17.3	17.8	19.4	22.0
Price cash flow (PCF)	12.0	24.5	11.8	14.2	17.3
Net asset value per share - DKK	209.0	220.6	193.9	177.8	163.3
Share price/Net asset value	1.2	1.2	1.8	2.1	2.4
Pay-out ratio	(50.4)	22.0	12.6	12.7	11.2
Growth					
Net sales	4,648	4,305	3,544	3,087	2,758
Increase in percent	8	21	15	12	25
The increase in percent is composed as follows:					
Organic growth	2	4	2	6	12
Exchange differences	4	6	(3)	2	4
Acquisitions	2	11	15	5	9

Definitions: see inside of back cover

Contents

CHR HANSEN
Group

Stockwise

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

Release date of Annual Report for 2001/02 for the Chr. Hansen Group and Meeting of Analysts

On 13 November 2002 the Chr. Hansen Group releases its annual report for the financial year 2001/02.

The company therefore invites analysts to a meeting with the Management on Wednesday afternoon 13 November at 3 p.m. at the company headquarters: Bøge Allé 10-12 in Hørsholm. The press is welcome to contact Erik Sørensen, President & CEO by phone.

Please contact secretary Helle Sandal, phone +45 45 74 71 17 or E-mail hellekortbek.sandal@dk.chr-hansen.com before 11 November 2002, if you wish to participate. The meeting will be held in Danish.

Hørsholm, 4 November 2002

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Jan Honoré, phone +45 45 74 74 74.



All sails are trimmed

to create value for our shareholders



Erik Sørensen, president and CEO

The Chr. Hansen Group is working to improve the quality of food and health for people all over the world. This was the vision on which our company was founded more than 125 years ago. The fact that our vision is still strong and meaningful says something about its quality. It is not enough for the Chr. Hansen Group that people get what they can eat. We also want to improve their health. Since 600 million people throughout the world are in daily contact with our products – either because they eat them or take them in the form of medicine – we have to be enthusiastic and make high demands on ourselves. It gives great meaning and motivation to the employees of the Chr. Hansen Group to work for that vision and to make it a good business.

Over the past five years, we have built up two widely different business areas which are each global leaders.

The Ingredients Sector, Chr. Hansen, is among the fifteen leading suppliers of food ingredients in the world and the global market leader within enzymes for cheese production, bacterial cultures for the production of cheese, yoghurt, wine and meat processing as well as natural colours for the food and beverage industries.

The Allergy Sector, ALK-Abelló, is the world's leading operator within allergy vaccination, the only treatment able to cure allergy rather than just alleviate symptoms. In addition to the existing business, we have developed a pipeline of projects which have the potential to bring crucial, innovative change to the treatment and cure of allergy.

Following the strong growth over the past five years, the year ended 31 August 2001 did not produce satisfactory financial results. Therefore, we are now trimming all sails to create value for our shareholders.

The value-creation process in Chr. Hansen differs from the value-creation process in ALK-Abelló. In Chr. Hansen, value is created by generating a satisfactory return on average invested capital.

We have restructured Chr. Hansen and reduced our staff to the effect that we are now in a good position to carry through our turnaround strategy in the current financial year. In this process we intend to focus on increasing sales by 5% annually by our own force and on increasing our gross income while keeping capacity costs unchanged.

In ALK-Abelló, value is created partly by generating a satisfactory return on average invested capital in the existing business and partly by carrying through the pipeline projects by the milestones that have been set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is passed.

The ship has been launched. The sails have been trimmed and the course is clear!

Erik Sørensen

Vision

The Chr. Hansen Group's vision is to improve the quality of food and health for people all over the world.

The speed at which the world around us changes today makes it impossible to manage a modern organization by detailed rules and regulations. It is crucial to ensure that the conduct of all our 3,500 employees focuses on fulfilling our vision and our clearly defined strategic goals. Our shared, basic values and leadership values are aimed at ensuring that our shareholders and other stakeholders see the Chr. Hansen Group as a reliable organization in all respects.

The support of our stakeholders is crucial to the future performance and possibilities of the Chr. Hansen Group. We look after their interests in the following ways:

Shareholders: The Chr. Hansen Group strives to create value – shareholder value – in all Group activities

Customers: The Chr. Hansen Group strives to be the company that best meets customer demands, in a close partnership with its customers

Employees: We strive to offer all employees of the Chr. Hansen Group exciting and challenging jobs with the opportunity to utilize their qualifications. Our employees have the right to a meaningful job, in interaction with competent superiors and good colleagues, and to fair treatment in all respects

Society: The Chr. Hansen Group strives to ensure that society takes a positive view of our organization in all respects.

Values

- *To set challenging goals for all our activities and reach the goals*
- *To require of every employee that he or she strives to contribute to our business results and serves as an ambassador for our company*
- *To be accountable to all our shareholders, customers, society and each other*
- *To be open and honest in our business practices, thus protecting the integrity of the company*
- *To work as a team, actively pursuing our joint and continuing success*

Financial review 2000/01 – Chr. Hansen Group

Table 1 *Income from primary operations (EBIT)*	*DKKm*
Chr. Hansen	*232*
ALK-Abelló	*30*
Holding/eliminations	*10*
Chr. Hansen Group	*272*

Table 2 *Distribution of net loss*	*DKKm*
• *Dividend to shareholders: 20% of the share capital at 31 August 2001 = DKK 2.00 per share*	*20*
• *Reserve for net revaluation according to the equity method*	*(174)*
• *Other reserves*	*114*
• *Total*	*(40)*

Table 3 *Reduction in equity*	*DKKm*
• *Net loss for the year incl. minority interests*	*(11)*
• *Exchange rate adjustments*	*(64)*
• *Dividend to Chr. Hansen Holding A/S' shareholders*	*(20)*
• *Dividend to minority shareholders*	*(21)*
• *Total reduction in equity*	*(116)*

Below is a financial review of the income statement, balance sheet and cash flow statement of the Chr. Hansen Group as a whole. Financial reviews for Chr. Hansen and ALK-Abelló are presented on pages 5 and 17, respectively.

Accounting policies. No changes have been made to the accounting policies compared with the previous financial year.

Income statement. The income statement – until income from primary operations – has been reviewed for each segment. Income from primary operations (EBIT) for the Chr. Hansen Group totalled DKK 272 million, see table 1.
Net financial expenses increased to DKK 162 million from DKK 118 million in 1999/00 as a result of the full-year effect of the increase in net interest-bearing debt.
Income before tax and non-recurring costs amounted to DKK 113 million compared with the forecast of DKK 125-155 million, which was attributable to factors discussed under ALK-Abelló.
Non-recurring costs totalled DKK 74 million of which DKK 68 million was attributable to Chr. Hansen. Moreover, non-recurring costs of DKK 6 million were incurred for advisory fees and similar expenses in connection with investigating the possibilities of bringing out the values of ALK-Abelló.
Income from ordinary operations before tax was DKK 38 million against DKK 310 million in 1999/00.
Tax on income for the year amounted to DKK 49 million, as a significant part of goodwill amortization and the restructuring costs are not tax deductable.
The Chr. Hansen Group including minority interests recorded a net loss of DKK 11 million for the year compared with net income of DKK 187 million in 1999/00.
The net loss attributable to Chr. Hansen Holding was DKK 40 million after deduction of minority shareholders' share of the results of subsidiaries in the amount of DKK 29 million. The Board of Directors proposes that the net loss be distributed as shown in table 2.

Balance sheet. The assets on the balance sheet have been reviewed for each segment. The total assets of the Chr. Hansen Group amounted to DKK 5,918 million, of which DKK 3,627 million were fixed assets and DKK 2,291 million current assets. Invested capital totalled DKK 4,792 million. Average invested capital totalled DKK 4,799 million.

Total liabilities amounted to DKK 3,495 million compared with DKK 3,486 million in 1999/00, of which DKK 1,764 million were long-term liabilities and DKK 1,731 million were current liabilities. Provisions amounted to DKK 264 million, down from DKK 273 million in 1999/00. Equity amounted to DKK 2,159 million compared with DKK 2,274 million in 1999/00. The reduction in equity was composed as shown in table 3.

Balance DKKm



0
2.000
4.000
5.918
Fixed assets
Inventories
Receivables
Cash
0
2.000
4.000
5.918
Equity
Provisions
Long-term liabilities
Current liabilities

Group Report

The cash flow has been reviewed for each segment. The Chr. Hansen Group's cash flow from operating activities improved to a cash inflow of DKK 247 million from DKK 140 million in 1999/00, primarily as a result of more efficient management of the working capital. See table 4.

Investments in 2001/02 are expected to be at the same level as in 2000/01. The year's investments of DKK 354 million are shown in table 5.

The free cash flow before acquisitions of companies and activities was an outflow of DKK 107 million, which was DKK 180 million better than in 1999/00 as a result of the tighter management of working capital and the lower level of investments.
Cash and cash equivalents amounted to DKK 178 million compared with DKK 212 million in 1999/00.

Financial risks. Net interest-bearing debt amounted to DKK 2,655 million compared with DKK 2,508 million in 1999/00. 75% of the interest-bearing debt is at fixed rates that have been locked in for 3-4 years. The remaining 25% of the debt is at floating rates.
In terms of currencies, approximately 50% of the interest-bearing debt is denominated in DKK and 50% is denominated in foreign currencies, primarily USD.
Because the Chr. Hansen Group has a diversified production in a large number of countries, and some two-thirds of the staff are employed outside Denmark, the currency exposure of the Group's net income has been reduced significantly. Nevertheless, a significant part of the cash flow in USD is hedged by continuously taking out forward contracts 12 months into the future. Generally, currency translation into DKK of the net results and the net asset value of the individual subsidiaries is what affects the Group accounts. It is the policy of the Chr. Hansen Group to base all its foreign currency transactions on underlying commercial activities.

A note of thanks to our staff. The Board of Directors and Corporate Management wish to thank the entire staff of the Group for their efforts and dedication during the past year – a year characterized by a high activity level and considerable change.

The Chr. Hansen Group's outlook for 2001/02
Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates as those prevailing at the beginning of the year, including an exchange rate of USD 1 = DKK 8.

Sales. We expect the rate of organic growth for sales to be 5%.

Income before tax. We expect income before tax and minorities to be not less than DKK 150 million, equivalent to an increase of 30%.

Table 4
Cash flow

DKKm	*00/01*	*99/00*
Net income (loss) for the year incl. minority interests	*(11)*	*187*
Depreciation, amortization and write-downs	*355*	*268*
Change in working capital, adjustments, etc.	*(97)*	*(315)*
Cash flow from operating activities	*247*	*140*
Investments	*(354)*	*(427)*
Cash flow before purchase of undertakings and activities	*(107)*	*(287)*
Purchase of undertakings and activities	*0*	*(315)*
Free cash flow	*(107)*	*(602)*

Table 5

Investments	*DKKm*
Gross investments, Chr. Hansen	*272*
Gross investments, ALK-Abelló	*98*
Gross investments, total	*370*
Disposals, etc.	*(16)*
Investments	*354*


Denmark
Europe (excl. Denmark)
North America
Other markets
47.1%
1.5%
17.2%
34.2%



The management of Chr. Hansen, the Ingredients Sector: Peter Olesen, Lars Frederiksen, Erik Sørensen, Leif Nørgaard, Poul Hansen

Financial review 2000/01
Chr. Hansen – Ingredients Sector



Chr. Hansen has almost doubled sales over the past five years, generating average annual sales growth (including acquisitions) of approximately 15%, and the company is now among the world's leading suppliers of food ingredients. Chr. Hansen is a global market leader within rennet enzymes, cultures and natural colours for the food industry. Moreover, Chr. Hansen has won strong regional market positions for flavour solutions.

Strategy. Chr. Hansen intends to maintain its position as the leading global supplier of a focused range of dairy enzymes, cultures, natural colours and flavour solutions. Our strategy is, as the preferred supplier, to maintain and develop our dominant market position within selected product areas and industrial segments. In the short term, the Chr. Hansen Group aims to drastically improve earnings by focusing on profitability and organic growth. In the longer term, the Chr. Hansen Group wants to be pure play within food ingredients.

Five years financial highlights[1]. Chr. Hansen – Ingredients Sector DKKm	**00/01**	**99/00**	**98/99**	**97/98**	**96/97**
Net sales	3,703	3,461	2,782	2,351	2,138
Income from primary operations before depreciation and amortization (EBITDA)	503	553	441	362	293
Income from primary operations before amortization of goodwill (EBITA)	308	392	310	246	206
Income from primary operations (EBIT)	237	323	272	236	197
Average invested capital	3,945	3,591	2,544	1,774	1,457
ROAIC %	2.9	5.2	7.6	8.5	9.4
WACC %	6.4	7.7	7.5	7.0	8.4
Economic profit	(139)	(89)	5	25	15
Number of employees at year-end	2,478	2,754	2,464	2,151	1,922

1) A share of Holding's income statement and balance sheet has been added to the segment data, except number of employees.

Ingredients Sector – Report

Financial targets. The target is to achieve sales of DKK 5 billion in 2006 through organic growth and minor acquisitions. The target return on average invested capital (ROAIC) is a minimum of 2 p.p. above the weighted average cost of capital (WACC).

Net sales increased by 7% to DKK 3.7 billion. The 7% increase in sales was composed of 1% from organic growth, 5% from foreign exchange gains and 1% from acquisitions. The 1% organic growth in sales covers large geographic variations. The combined organic growth rate in Europe, South America and Asia was 8%, while a 7% decline was recorded in North America.

After a period of intense price competition, sales of *rennet enzymes* showed favourable growth. The background is that the price of raw materials (calf stomachs) has increased significantly. The increase in raw material prices is reflected in the selling prices of animal rennet and has attracted growing interest in quality products with greater price stability, such as CHY-MAX. This is also the case on the European markets, which have so far been reluctant to buy this type of rennet enzymes.

Sales of *cultures* showed favourable growth. The growth was driven both by cultures for cheese production, where the recently introduced EASY-SET™ culture concept for large cheese producers contributed to sales, and by cultures for yoghurt and other types of fermented milk products. Cultures for this market are seeing growing demand because of their beneficial effect on health, and Chr. Hansen is the world's leading supplier of probiotic cultures for these purposes. Within cultures for processed meat products, BSE and foot-and-mouth disease resulted in a minor decline in sales, whereas sales of cultures for wine production showed stable growth.

Cultures for Human Health and Animal Health showed very good growth, and last year's EU approval of BioPlus 2B®, the natural alternative to antibiotic growth promoters, more than doubled sales of this product.

Sales of *natural colours* declined slightly, but this reflects large differences from one product group to the next. Sales growth for annatto and paprika was very high, while sales of anthocyanin decreased. The fall in sales of anthocyanin, which is extracted from grape skins, was caused by an extraordinarily high colour content in last year's grape production, which boosted the supply in the market.

Flavour solutions and *functional blends for the meat industry* showed good sales growth in southern Europe.

Other activities accounted for approximately 15% of sales, and this product group saw a drop in sales. The product group is being carefully evaluated with regard to strategic relevance and potential for rationalization.

Highlights of the year

- *Organic sales increased by 8% in Europe, South America and Asia but declined by 7% in North America*
- *A turnaround strategy and new organization were implemented, involving a cut of 276 jobs (10%)*
- *Production efficiencies were achieved by closing down seven plants. The world's largest plant for the production of natural colours has been established in Denmark*
- *The completion of a new DKK 100 million application center ensures increased focus on research, development and application of food ingredients*

Chr. Hansen – Ingredients Sector
Net sales ***DKKm***


4,000
3,000
2,000
1,000
0
96/97
97/98
98/99
99/00
00/01

Chr. Hansen – Ingredients Sector
Sales growth ***DKKm***


3,461
1%
1%
5%
3,703
4,000
3,000
2,000
1,000
0
Sales 99/00
Organic growth
Sales 00/01
New companies
Exchange differences

Income statement 1 September – 31 August, Chr. Hansen – Ingredients Sector

DKKm	00/01	99/00
Net sales	3,703	3,461
Cost of goods sold	2,448	2,191
Gross income	1,255	1,270
Research and development costs	200	183
Sales, marketing and administration costs	752	703
Income from primary operations before amortization of goodwill (EBITA)	303	384
Amortization of goodwill	71	69
Income from primary operations (EBIT)	**232**	**315**
Depreciation incl. amortization of goodwill charged to the income statement	259	225
Income from primary operations before depreciation and amortization (EBITDA)	491	540
Restructuring costs (not included above)	68	-



The acquisition of the US company ITC in January 1999 doubled Chr. Hansen's sales and organization in the important North American food ingredients market.
The market has not developed as anticipated since the acquisition, and the difficult integration process involving the merger of two organizations of almost equal size has delayed the planned sales synergies. Consequently, the management group in the United States has been strengthened, sales forces have been set up for each of the product areas, and our sales resources have been increased. Moreover, cost-cutting measures were implemented during the year.
In April 2001, it was decided to temporarily adjust the strategy from expansion through acquisitions to a focus on organic growth and profitability.
Comprehensive organizational changes and structural rationalization have been implemented. The Food Ingredients and the Bio Ingredients Sectors – each of which used to have its own business system – have been merged as a consequence of the new strategy. Chr. Hansen has been organized by function, i.e. Sales & Marketing, Production & Logistics and Research & Development, respectively, and an EVP with global responsibility has been appointed for each function. In addition, profit-center responsibility has been delegated to the individual regional VPs and country managers as opposed to the previous structure where this responsibility was placed in the global business units. These changes have helped to simplify the organization and achieve clearly defined business responsibilities, and our energy is now focused on the markets from where business is generated.
Rennet production at the two plants in France has been discontinued and transferred to Denmark. Likewise, the production of natural colours in Ireland and France has been discontinued and transferred to a new colour plant in Denmark. The production of culture products at Valby, Denmark, has been transferred to Germany. In North America, the seasonings plant in California has been closed down and production transferred to Ohio, and the sweetener production in Massachusetts has been closed down and transferred to Louisiana and Illinois. Finally, the closure of the production unit for pharma ingredients in New Jersey has begun, and production will be transferred to Wisconsin by the end of the 2001/02 financial year. The financial consequences of these changes are included in the restructuring costs mentioned below.



A total of seven plants were closed down in 2000/01, two of which were in North America. The comprehensive restructuring of the North American operations as well as the restructuring costs incurred from the merger of the Food Ingredients and Bio Ingredients Sectors is accounted for as non-recurring costs.
The restructuring costs total DKK 68 million and include a DKK 44 million write-down of book values and redundancy payments of DKK 18 million in North America and DKK 6 million in Denmark.
In addition to these efforts to rationalize production, the in-house merger of the Food Ingredients and Bio Ingredients Sectors resulted in extensive rationalization involving a reduction of the staff by 276 compared with the level at the beginning of the financial year. Following these initiatives, Chr. Hansen is now well positioned to complete the turnaround strategy, in which we will focus on achieving 5% organic growth while keeping capacity costs unchanged and increasing product profitability (gross margin).



Gross income amounted to DKK 1,255 million compared with DKK 1,270 million in 1999/00. The lower gross income was attributable to a reduction of the gross margin from 37% to 34% owing to business developments in North America where sales were down by 7% measured in USD. Moreover, extra costs in connection with the above mentioned production changes reduced the gross margin.

Capacity costs amounted to DKK 952 million, an increase of 7%, of which 3% was attributable to organic growth.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 303 million compared with DKK 384 million in 1999/00.
This performance covers satisfactory results in Europe, South America and Asia and a highly unsatisfactory performance in North America as this market contributed only slightly to overall EBITA, although more than 40% of sales were generated in this market.

Amortization of goodwill represents straight-line amortization over 20 years and amounted to DKK 71 million.

Income from primary operations totalled DKK 232 million compared with DKK 315 million in 1999/00. In the Q3 quarterly briefing, the income for the full year before interest, tax and costs incurred to close down three ingredients plants in North America was forecast at DKK 230-250 million.

Balance sheet. Total assets amounted to DKK 4,530 million, of which DKK 2,854 million were fixed assets and DKK 1,676 million were current assets. The average invested capital totalled DKK 3,945 million.

Sector cash flow before financial items, see table 6. The cash flow from operating activities in the sector amounted to DKK 373 million compared with DKK 338 million in 1999/00. The improvement was mainly attributable to better management of working capital. The efforts to reduce working capital are being continued.
Gross investments amounted to DKK 272 million, down from DKK 341 million in 1999/00. Among the most important investments were the establishment of a plant for natural colours in Denmark, the optimization of chymosin production in Nienburg, Germany, the upgrading of the culture production unit in Milwaukee, USA, and the establishment of a new application center at Hørsholm, Denmark.

The free cash inflow for the sector before financial items and acquisitions of companies and activities was DKK 101 million compared with a cash outflow of DKK 3 million in 1999/00. The improved management of working capital and the lower investment level improved the cash flow by DKK 104 million.

Creating value in Chr. Hansen. Economic profit is the added value, i.e. the excess of the after-tax return on average invested capital over the company's weighted average cost of capital:

Economic profit = Average invested capital x (ROAIC – WACC)

Economic profit is calculated on the basis of the company's financial data, including amortization of goodwill, used directly, and no adjustments such as capitalization of R&D costs are made.
Owing to the unsatisfactory income from primary operations before goodwill amortization, the anticipated improvement of the creation of value did not materialize in 2000/01, although the weighted average cost of capital (WACC) was lower than last year; but the measures taken are expected to reverse the trend in the year ending 31 August 2002. See table 7.

Outlook. As mentioned above, the turnaround process is progressing satisfactorily, especially in North America, where income is expected to grow significantly. For the financial year ending 31 August 2002, income from primary operations before amortization of goodwill is forecast to be not less than DKK 380 million, equivalent to an increase of 25%.

Table 6
Sector cash flow before financial items

DKKm	*00/01*	*99/00*
Income from primary operations	*232*	*315*
Depreciation, amortization and write-downs	*259*	*225*
Change in working capital, adjustments, etc.	*(118)*	*(202)*
Sector cash flow from operating activities	*373*	*338*
Gross investments[1]	*(272)*	*(341)*
Sector cash flow before purchase of undertakings and activities	*101*	*(3)*
Purchase of undertakings and activities	*0*	*(211)*
Free sector cash flow before financial items	*101*	*(214)*

[1]) A share of Holding's investments in the sector is included in gross investments

Table 7
Economic profit - Chr. Hansen[1]

DKKm	*00/01*	*99/00*
Average invested capital	*3,945*	*3,591*
ROAIC	*2.9%*	*5.2%*
WACC	*6.4%*	*7.7%*
Economic profit	*(139)*	*(89)*

[1]) A share of Holding's income statement and balance sheet has been added to the segmental data

Chr. Hansen – Ingredients Sector
EBITA ***DKKm***


400
300
200
100
0
96/97
97/98
98/99
99/00
00/01

Employees


1) In general, I consider my job to be exciting and challenging
2) My opportunities to utilize my qualifications
3) The meaning of my current work
4) The cooperation with my immediate manager
5) The cooperation with my closest colleagues
6) The company's attitude towards its employees
0% 10% 20% 30% 40% 50% 60% 70% 80%

Dissatisfied 1999 *Dissatisfied 2000*
Neutral 1999 *Neutral 2000*
Satisfied 1999 *Satisfied 2000*
"Don't know" 1999
"Don't know" 2000

Note: The respondents answered each question on a scale from 0 to 9, where 0 was equivalent to 'very dissatisfied' and 9 was equivalent to 'very satisfied'. The responses were then classified so that responses from 0 to 3 were equivalent to 'dissatisfied', responses from 4 to 5 were equivalent to 'neutral', and responses from 6 to 9 were equivalent to 'satisfied'.

Each year, we measure employee satisfaction to get an early indication of whether we are keeping our promises. We promise our employees exciting and challenging jobs. We wish to ensure that all our employees consider their job meaningful. It is very important that an employee's interaction with his or her immediate manager and colleagues is perceived to be positive. In addition, we aim to give all employees fair treatment in all respects.
The global employee satisfaction surveys made in September 1999 and 2000 showed a marginal fall in the number of dissatisfied employees and a small increase in the number of satisfied employees.
The six parameters measured which can be seen in the charts, show a positive trend relative to the previous year. The best category was "cooperation with colleagues" where 80% were satisfied, while "relationship to immediate manager" was also generally rated high – namely by 78%.
Conversely, we need to focus on our employees' perception of whether they get "fair treatment". 64% of the employees feel that they are treated fairly, but 14% are dissatisfied, and that is unacceptable to our organization. We are going to work actively with this in the years to come.
The overall results show growing satisfaction and a falling rate of dissatisfaction. We are aware of the importance of focusing both on job satisfaction and on professional and personal development opportunities. A large part of our human resource work therefore focuses on creating optimal growth conditions within these areas, partly through a number of global training programs.

5 principles

of good employeeship and good leadership. In the Chr. Hansen Group, we believe that our success to date has depended, and that our success in the future depends on the attitudes and conduct of each employee, just as much as on employee qualifications and skills within his or her specific field. Therefore, the five principles are used both for guidance and as a standard against which we measure performance throughout the organization.

- **Results**
- **Accountability**
- **Innovation**
- **Teamwork**
- **Communication**

We define good leadership as a combination of timely, relevant action and a set of leadership values which comply with the five principles:

- **Coaching for results**
- **Strategy deployment**
- **Organizational development**
- **Performance management and appraisal**
- **Competencies and career development**

You can read more at: **www.chr-hansen.com**
Look under "About us" (Vision and values).



Production went up – energy consumption went down

At Chr. Hansen's production facility at Avedøre, Denmark, we have succeeded in breaking the correlation between growth and increased use of resources. This contributes to sustainable growth.

A significant increase in production without a corresponding increase in energy consumption was the result of a long-term focus on energy management initiated in 1995 at the Chr. Hansen Group's Avedøre production facility. Total energy has fallen by 6%, although the size of the cold storage plant – which traditionally has a high energy consumption – has been doubled, and several other plants, among them the freeze-drying plant, have been expanded.

This is the Chr. Hansen Group's contribution to fighting the greenhouse effect and to breaking the correlation which used to exist between increased production and increased energy consumption. It is the overall goal of the Danish government's environmental and business policy that the correlation between economic growth and pollution must be broken. The same goal is seen in the EU's environmental policy and in the preparations for the UN summit on sustainable growth to be held in South Africa in 2002.

The reduction in energy consumption is not attributable to a single factor. "Energy consumption was acceptable and the facility was completely up-to-date when we began our energy management activities. What could be called the "low-hanging fruit" had already been harvested," says Charlotte Rahbek, environmental consultant in Chr. Hansen.

"We therefore had to use a range of measures to bring down energy consumption even further. We changed the design of the cold storage units, work was planned in a new way, and we bought energy-saving compressors and other refrigeration equipment. Finally, "Environment Watchers" have been appointed, and their jobs include keeping an eye on energy consumption and making suggestions for improvements."

It is part of the Chr. Hansen Group's environmental strategy to have an Environment Watcher in each of the Group's departments. "Environmental management is highly dependent on having passionate souls in the organization," says Gunnar Bjerregaard, director of Global Quality Management, who has worked with quality assurance and environmental management for a number of years. Back in 1979, as production manager at Roskilde, he participated in setting up the first cold storage facilities in the Chr. Hansen Group.

The Chr. Hansen Group's international environmental policy consists of four steps. The first step is that all units must observe the national law. The next step is an environmental assessment. The third step is the implementation of environmental management systems. Finally, as step four, the units are certified according to ISO 14001, the internationally recognized environmental management standard. Five of the Chr. Hansen Group's approximately 30 production units throughout the world have already been certified to ISO 14001, and an additional 10-12 are on the way to be certified.

A working environmental pioneer

Cold storage units with temperatures as low as minus 55°C mean that to a wide extent the Chr. Hansen Group has to develop its own safety rules. The rules from the Danish Working Environment Service only cover work down to minus 35°C. Among other things the Chr. Hansen Group has therefore introduced an extensive in-house program consisting of specially developed one-piece protective suits for employees working in the cold environment.

CFC being phased out

It is considerably more expensive to use ammonia as a cooling agent than CFC (popularly known as freon), but the Chr. Hansen Group has nevertheless chosen to use ammonia to the widest possible extent. This is done out of consideration for the ozone layer, which is damaged when CFC is released into the atmosphere after use. In the coldest storage units, the ones at minus 55°C, it is not possible to use ammonia as the sole cooling agent. Here, we use a mix of ammonia and a CFC gas – type R23 – which is one of the mildest ones with respect to the effect on the ozone layer.

Working environment action plan

The first production units to be included in the Chr. Hansen Group's efforts to get a working environmental certification will be the ones in Denmark. The intention is to be certified according to the British OHSAS 18001 standard. This is a standard which is similar in many respects to the internationally recognized ISO 14001 standard for environmental management.

Customers are invited

– to joint development and actual testing



Application center

The laboratory at the new application center in Hørsholm is already in use. The new center has approximately 5,000 sq.m. of floor space. Here, our staff can work with enzymes, cultures, colours and flavour solutions and there is equipment for the production of cheeses, fermented products, margarine, ice cream, drinks, confectionery, sauces, dressings and bouillon. A similar Chr. Hansen application center in the US is on the drawing board.



R&D partnerships

Chr. Hansen participates in a large number of national and international R&D collaborations within the company's core business areas. These projects take place with universities and R&D institutions in the EU as well as the US and total about 25. Some of the exciting results on the way within these projects concern a genetic mapping of the properties and functions of lactic acid bacteria. We currently have five PhD students in Research, Development and Application in Hørsholm, Denmark.

A completely new application center will be finished in Hørsholm, Denmark, by early 2002. Chr. Hansen will not only be a leading supplier but also a close collaborative and development partner for each customer. To achieve this goal, we are opening a new cross-disciplinary center which will house researchers, developers and application specialists focusing on the industries we are targeted towards.

The building has been ready for some time, and with its impressive glazed facades and beautiful natural light exposure, the building melts very well into the surrounding scenery. Parts of the center are in use already and we have started to invite customers. Peter Olesen, EVP, Research and Development, is certain that customers will flock to the new application center. "We also expect to see increased "cross-fertilization" of good ideas between our customers and ourselves and expect that this will lead to increased sales," he says. "Today, many of our customers are not sufficiently familiar with the scope of our product range as well as the potential for co-development of new solutions and products."

Great ambitions. The positive effect of the co-development of ideas and the testing of these ideas will take place at the application center and will primarily be for the benefit of our customers, but it will also accelerate Chr. Hansen's R&D. During the coming year, at least one socalled "breakthrough innovation" will be made. This ambition is supported all the way up through the organization.

"Ambitious, yes – but also realistic. We have a lot of knowledge today, but now and then we need to identify some clear goals, to get the information together and implement the necessary strategy. It is very important to activate existing knowledge and product ideas and to use them as a starting point for new ones. The breakthroughs should naturally be made within our core areas, but we would also like to see them occur on the outskirts of these areas – so that we can expand our spectrum," says Peter Olesen.

Targeted activities. Esben Laulund, VP, Development and Application of Food Cultures and Enzymes, sees the application center as a tool to customize ingredients and to target product development activities together with each customer.

The application center will not only bring us closer to our customers but also to their customers who are often supermarkets and thus the consumers, who have the final say in the fate of our products.

The global trend is that many of the major finished goods industries move their development activities back to their suppliers who have the widest and deepest knowledge and thus the best solutions. This trend falls well in line with the intentions behind the application center.

"When our team participates all the way from the development of an idea to the testing of the finished product, we have the best opportunities to train our sales staff in natural surroundings. This makes our sales staff more competent as advisors later in the process if our customers need help in their production processes," says Esben Laulund.

The products we supply

The Chr. Hansen Group's vision is to improve the quality of food and health for people all over the world. The company's range of ingredients consists of products which complement and support nature's own properties in the end products and meet consumer demand for healthy and natural food.



Enzymes. Rennet – coagulants – contains enzymes used to make milk coagulate and turn it into cheese, and it plays an important role in the subsequent development of flavour and aroma.

We market three different types of coagulants, namely animal rennet, chymosin rennet and microbial rennet. Originally, rennet was extracted solely from calf and ox stomachs. We continue to supply traditional rennet, but today modern biotechnology makes it possible to produce rennet by fermentation of microorganisms which are made to produce the same enzyme – chymosin – as that found in calf stomachs. In addition, we market a microbial rennet that is also produced by fermentation, but which contains a different enzyme. There is growing demand for coagulants produced by fermentation as they come closest to the original, animal-based product, but with even greater certainty of the same end product each time. This non-animal rennet can also be used to produce cheeses which can be approved according to the kosher and halal rules, and which are acceptable to vegetarians.

Cultures. Chr. Hansen's dairy cultures are used in all kinds of production throughout the world. There are seven different stocks, which enhance the ripening of cheese by contributing to the acidification and appearance, including eye formation and texture.
In addition, dairy cultures are used to produce butter, yoghurts and other cultured products. Moreover, Chr. Hansen has developed a number of probiotic cultures which have a beneficial impact on the intestinal flora.
The highly concentrated bacterial cultures, which are supplied as both frozen and freeze-dried products, can be added directly to milk during processing, which ensures easy and reliable handling at the dairy.



Chr. Hansen offers innovative solutions that can support dairies in developing new products for a competitive market. Intensive development activities ensure that our cultures are always absolutely top quality, which is crucial as the quality of the final dairy product depends on the composition of the cultures.
Based on our extensive know-how within bacterial cultures, we have developed a number of cultures which enhance the flavour, colour and texture of fermented meat products. These cultures are used, for instance, in the production of salami, pepperoni and ham, and as they strengthen the natural bacterial flora, they can be used to keep fresh meat fresh and thus to reduce the use of preservatives.
In wine production, the cultures are used to control the malolactic fermentation, which is a prerequisite for the production of high-quality wine.





Natural colours. The food industry increasingly demands natural colours rather than synthetic ones. In particular, the confectionery industry is increasing its use of natural colours. Colour is added to a wide range of foods, either to add colour to the products or to restore natural colour lost in processing.
Natural colours are extracted, for instance, from plants, fruits and seeds and cover the entire spectrum from yellow through orange and red to green, brown and black. The raw materials used include turmeric, annatto seeds, paprika, grape skins, red beet and cochineal. Natural colours are used in a wide range of foods such as soft drinks, meat, dairy products, ice cream, soups and sauces.
Chr. Hansen supplies a full range of colour products, all the way from pure colours to mixed shades, in powder as well as liquid form. Advice and application in connection with customers' use of our products are often an important parameter.



Savoury ingredients. "Savoury ingredients" comprise a large number of flavour solutions based on extracts of spices and essential oils, which are extracted from such things as pepper, cardamom and ginger. These products are used in industrially produced foods such as ready-made dishes, sauces, soups, dips and meat products.
In addition, a number of natural flavours are developed by treating milk constituents with enzymes and by fermentation. These flavours are used in butter, margarine, dressings, ice cream, popcorn and many other products. Finally, we develop a range of functional blends targeting the meat industry that ensure optimal flavour and texture.
We are seeing a consumer trend towards greater demand for natural flavours in particular.

Specialty ingredients. Within "Specialty ingredients", Chr. Hansen focuses on solutions for the health food industry and the agricultural sector. All these products consist of natural, probiotic microorganisms which have a beneficial effect on the gastrointestinal system in humans and animals. These good, active bacteria build up and maintain healthier intestinal flora, which is better able to resist unfavourable and pathogenic bacteria in the intestinal system.



Dietary supplement products are well-suited to ensure that the intestinal flora is balanced, both under normal circumstances and when the consumer is subject to pressure when travelling, because of stress or other factors. The products are supplied in the form of capsules for direct intake or in the form of powders to be used in infant formulas.
For animals, Chr. Hansen supplies probiotics which also contain beneficial bacteria which are fed to farm animals and pets in various mixtures. These products, which are alternatives to antibiotic growth promoters, promote increased growth in a healthy and natural way as well as improved feed utilization and greater well-being within the farm animal product line.
In both areas, the products marketed are natural products with a documented beneficial effect, as demanded by the market.









The industries we target



Dairy Industry. With its more than 125 years of experience in the Dairy Industry, Chr. Hansen is the leading global supplier of both rennet and dairy cultures. For this segment, the company also supplies natural colours, flavour solutions and natural preservation products. But our strength lies not only in the products; we also provide expertise, application know-how and service in relation to our products.
Long-standing collaboration with a number of customers throughout the world has given us a valuable knowledge about the demand and trends among dairy companies and consumers. Another cornerstone in Chr. Hansen's success in this market is our R&D capabilities. We have R&D facilities in Denmark, the United States and France and application centers throughout the world, where we provide technical advice and test innovative solutions targeting the demands of individual customers.

Meat and Prepared Food Industries. Chr. Hansen provides the Meat and Prepared Food Industries with several hundred products within flavour solutions, functional blends, paprika and spice extracts.
One of the great challenges for a global operator is to be up-to-date on the many different tastes and trends which may be general but also regional or entirely local. We must be able to cater to these differences in taste, and this is another area where Chr. Hansen holds special expertise.
The product developers make every effort to develop gourmet solutions for industrial-scale application. In our concentrated products we create a uniformity in quality as well as in flavour which would otherwise not be obtainable in unprocessed primary produce.

Food and Beverage Industries. Chr. Hansen is the world's largest supplier of natural colours to the Food and Beverage Industries, especially for confectionery, soft drinks and margarine. Many of our customers are global operators. The products have therefore been developed to meet the demands of the international market, in terms of both standards and requirements. Colours typically make up only a small portion of the different ingredients used in a product. Nevertheless, it is often the colour that decides which product the consumers choose.
Also within colours, Chr. Hansen is just as much a partner as a supplier. This applies to the individual processes of each customer and as a global partner who closely monitors market developments and technological advances.

Health and Nutrition. Human Health targets people who wish to support their wellbeing by dietary supplements, and it is based on Chr. Hansen's long experience within probiotic bacteria. These probiotics secure and maintain the natural intestinal flora, which improves the ability of the body to resist undesirable bacteria. Probiotics are marketed in the form of either tablets or powder. In addition, a product line to be used in infant formulas has been developed.
Within Animal Health, Chr. Hansen develops and markets a number of natural alternatives to antibiotic growth promoters, which are increasingly considered to be undesirable in agricultural production. BioPlus 2B® is one of these products. It has shown significant, positive effects on weight gain and feed utilization. Finally, Chr. Hansen uses its expertise to develop natural alternatives to a large number of other products that are used in the agricultural sector.

Good prospects for microbiological feed additives

The trend for consumers to demand natural products is in our favour. It has now been a year since Chr. Hansen became the first company in the EU to receive a final approval of a microbial feed additive, namely BioPlus 2B®, which is a natural alternative to antibiotic growth promoters. The product meets the demands of our customers in the agricultural sector as well as today's consumers demanding healthy foods. Sales have doubled during the first year after the approval.

"We expect a total ban on antibiotic growth promoters by the end of 2002, and there is therefore a great demand for natural alternatives," says Ulf Nonboe, marketing manager, who expects the market for products such as BioPlus 2B® to be worth a total of DKK 500 million in 3-4 years. We will have a share of not less than 20% of this market if the current trend continues."

BioPlus 2B® is used as a feed additive to piglets, sows, pigs for fattening, chickens for fattening, turkeys for fattening and calves. It contains probiotic bacteria which already exist in these animals' natural environment. Bacteria are normally considered to be unclean and hazardous, but a large number of bacteria – the socalled probiotic bacteria – have a beneficial effect. The principle behind BioPlus 2B® is to administer two specific, probiotic bacteria – *Bacillus subtilis* and *Bacillus licheniformis* – to the animals regularly through their feed. The two bacteria are added to animal feed, which is heated and pressed into pellets or added directly into the feed in the form of a powder. The result is a better digestion, greater well-being for the animals and thus a greater daily weight gain.

TO THE FARMER, THIS RESULTS IN INCREASED EARNINGS, WHILE THE CONSUMERS GET HEALTHIER PRODUCTS, FOR WHICH THERE IS GENERALLY A GROWING DEMAND.

Growing interest. "We have had a busy year since we received the approval," Ulf Nonboe adds, "and fortunately our sales organization throughout Europe has succeeded in positioning BioPlus 2B® on the conservative market for natural feed additives. However, it takes time to convince the customers, and personal contacts to the farmers are important. For this reason, we use local feed manufacturers as our distributor network. The incentive to use BioPlus 2B® is naturally greatest in countries which have to meet EU regulations and significant consumer demands. Nevertheless, we are seeing growing interest, also from the United States and Canada, which still permit growth promoters in the form of low doses of antibiotics added to the feed. Outside Europe, several other countries such as Australia and Korea are going to implement bans on antibiotic feed additives, so we hope to be able to penetrate those markets as well. We also see a growing interest from Brazil and China."

"We have doubled our sales and are a year ahead of budget," says Ulf Nonboe in a final comment. "Several competing companies are preparing to file applications for regulatory approval of similar products through the EU system, but our ground-breaking efforts have given us a head start of a couple of years. We must take advantage of this in the next few years."



Improved economy

At the Danish farm "Hesselbjerggaard", the piglets have a better life since they started getting BioPlus 2B®. They are given the feed additive with the good bacteria during the difficult period just after they are weaned. "Normally they suffer from diarrhoea during this period and show signs of poor growth," says Egon Poulsen, Manager at Hesselbjerggaard, during a break in his work with the 340 sows on the farm. "This is no longer the case; we have seen significant improvements since we started adding BioPlus 2B® to the feed. The typical weight of the piglets used to be 13.5 kilos when they were moved from the climatized room to the young animal room – now they weigh almost 16 kilos. The mortality rate has gone down, and so has our use of medicine. Preliminary calculations show that the mortality rate has been reduced from 4% to about 2% for the piglets."

WE HAVE CLEARLY IMPROVED OUR PRODUCTION ECONOMY WITH BIOPLUS 2B®

Sales of BioPlus 2B® translated into number of pigs in the EU being fed BioPlus 2B®


Mill.
60
50
40
30
20
10
0
99/00
00/01



The management of ALK-Abelló, the Allergy Sector: Lars Birkjær, Lars Ingemann, Jens Bager, Torbjørn Bjerke, Flemming Steen Jensen

Financial review 2000/01
ALK-Abelló – Allergy Sector



ALK-Abelló is the world's leading operator within allergy vaccines with a global market share of 40% and the only company that has clinical documentation of the curing effect of allergy vaccination. Over the past five years, ALK-Abelló has developed from being a supplier of allergen extracts into a full-scale pharmaceutical company with a product pipeline. Being able to fund the development of its pipeline almost entirely by earnings from the existing business, ALK-Abelló is in a unique position among biotech companies.

Strategy. ALK-Abelló aims to profoundly renew future allergy treatment by successfully commercializing the six new vaccines in its pipeline. The target is that earnings – EBITA – from the existing business will be able to fund the development of the pipeline over the next three years. The Chr. Hansen Group intends to bring out the values of ALK-Abelló by reducing its interest in the company when the timing is deemed appropriate.

5 years financial highlights[1]. ALK Abelló – Allergy Sector DKKm	**00/01**	**99/00**	**98/99**	**97/98**	**96/97**
Net sales	945	844	762	736	620
Income from primary operations before depreciation and amortization (EBITDA)	81	138	162	181	132
Income from primary operations before amortization of goodwill (EBITA)	38	103	135	155	107
Income from primary operations (EBIT)	35	100	134	154	106
Average invested capital	854	694	491	394	349
ROAIC %	0.1	4.7	13.6	19.0	18.2
WACC %	6.2	8.7	8.4	8.0	9.4
Economic profit	(52)	(28)	25	43	31
Number of employees at year-end	1,013	975	848	794	728

[1]) *A share of Holding's income statement and balance sheet has been added to the segment data, except number of employees.*
The segment data include the pipeline. For 99/00 and 00/01, the segment data for the existing business are shown in table 11 on page 20.

ALK-Abelló – Allergy Sector – Report

Ongoing negotiations are taking place with interested parties regarding full or partial divestment of ALK-Abelló. The Chr. Hansen Group is determined to create maximum value for our shareholders, and as a flotation is not feasible at the moment in view of the situation on the capital markets, it may turn out that the value would not be satisfactory in the event of a full or partial divestment in the short to medium term. If so, the Chr. Hansen Group intends to retain ALK-Abelló and develop and bring out the value of the pipeline until the capital market becomes more attractive.

An accelerated clinical plan has been developed following favourable preclinical trials with the formulation of tablets and a changed strategy for regulatory approval. The plan focuses on the sublingual tablet against grass allergy as the first and commercially most attractive project. The initial clinical trials in humans (phase I-IIa) have begun earlier than anticipated, and the sublingual tablet against grass allergy is expected to be launched in 2005 rather than in 2006 as previously indicated. The updated pipeline is shown in the figure on page 19.

Financial targets. In the existing business, the target is a minimum of 5% organic growth in sales and a return on average invested capital (ROAIC) which is at least 2 p.p. higher than the weighted average cost of capital (WACC). For the pipeline, the target is to carry out the pipeline projects by the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached.

Net sales in ALK-Abelló increased by 12% to DKK 945 million. Organic growth accounted for 6% of the advance, while exchange differences contributed 2% and acquisitions contributed 4%. Organic growth in sales of allergy vaccines was 7%, representing 6% growth in initial treatment kits and 8% growth in maintenance treatment. Organic growth in sales of allergy vaccines was relatively high in northern Europe, whereas sales growth rates in southern Europe and the US were relatively weak. Immediately after the end of the first quarter, Bayer Diagnostics launched a new, sophisticated instrument for specific diagnosis of allergy, which is the result of a seven-year development project with ALK-Abelló. The exclusive rights to supply the reagents to Bayer Diagnostics are held by ALK-Abelló. In this context, ALK-Abelló's in-vitro diagnosing activities have been organized in a separate business unit.

Gross income amounted to DKK 583 million compared with DKK 588 million in 1999/00, representing an 8 p.p. drop in gross margin from 70% to 62%. Gross income was affected by factors relating to cost of goods sold in Q4. Inventories were written down by DKK 15 million at the end of the financial year following an adjustment of the profit margin on intercompany inventories. The margin used to adjust intercompany profits changed

Highlights of the year

Announcement of the pipeline with six new pipeline projects which can profoundly renew future allergy treatment

Positive development in the pipeline: Time to market for the most important product is reduced by approximately one year

Partnership with Bayer Diagnostics regarding the delivery of reagents for a new, sophisticated instrument for specific diagnosis of allergy

ALK-Abelló – Allergy Sector
Net sales ***DKKm***


1,000
900
800
700
600
500
96/97
97/98
98/99
99/00
00/01

ALK-Abelló – Allergy Sector
Sales growth ***DKKm***


844
4%
6%
2%
945
1,000
750
500
250
0
Sales 99/00
Organic growth
Sales 00/01
New companies
Exchange differences

Income statement, 1 September – 31 August, ALK-Abelló – Allergy Sector

DKKm	**00/01**	**99/00**
Net sales	945	844
Cost of goods sold	362	256
Gross income	583	588
Research and development costs	108	78
Sales, marketing and administration costs	442	415
Income from primary operations before amortization of goodwill (EBITA)	33	95
Amortization of goodwill	3	3
Income from primary operations (EBIT)	**30**	**92**
Depreciation incl. amortization of goodwill charged to the income statement	40	32
Income from primary operations before depreciation and amortization (EBITDA)	70	124

Figure 1: ALK-Abelló's pipeline

Product	Allergen source	Active ingredient	Indi-cation	Status	Expected success rate[3]	Expected approval EU	US	JP	Market size (DKKm)[1]	Peak sales (DKKm)[2]
Tablet	Grass	Biological allergens	Rhinitis[4]	Phase I-IIa	72%	05	05	06	12,699	2,540
Tablet	HDM	Biological allergens	Rhinitis[4]	Late preclinical	65%	07	07	08	4,731	946
Tablet	Ragweed	Biological allergens	Rhinitis[4]	Late preclinical	65%	-	07	-	1,245	249
Tablet	Birch	Recombinant allergen	Rhinitis[4]	Late preclinical	43%	08	09	-	1,992	398
Injectable	Grass	Recombinant allergens	Asthma/ Rhinitis[5]	Early preclinical	19%	09	10	-	6,391	1,278
Injectable	HDM	Recombinant allergens	Asthma/ Rhinitis[5]	Early preclinical	19%	10	11	-	9,379	1,876

[1]) The value of the existing market is stated in Danish kroner based on an exchange rate of USD 1 = DKK 8.30 [2]) Sales expected after a penetration period based on an expected 20% market share [3]) Data from Drug Res Biopharmaceuticals 48(1), 5 1998 and ALK-Abelló estimates [4]) Mild to moderate [5]) Mild to severe

during the year as a result of changes in the product mix, production efficiencies, the acquisition of Center Laboratories, Inc. and, in particular, greater transparency following the implementation of the SAP system in a number of ALK-Abelló companies during the year. Moreover, the vaccine inventories were reduced at the end of the financial year as a result of improved management systems and greater production efficiency. As the value of inventories includes production overheads, this increased cost of goods sold/production cost by an additional DKK 15 million. Furthermore, gross income was reduced by a change in product and market mix.

Capacity costs increased by 12% to DKK 550 million from DKK 493 million last year. Organic growth accounted for 8% of the improvement, driven by rising R&D costs for the development of the pipeline.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 33 million compared with DKK 95 million in 1999/00.

Amortization of goodwill represents straight-line amortization over 20 years and amounted to DKK 3 million.

Income from primary operations totalled DKK 30 million compared with DKK 92 million in 1999/00. In the Q3 quarterly briefing, income for the full year before interest and tax was forecast at DKK 55-65 million. The unsatisfactory performance was attributable to the above mentioned non-recurring factors relating to cost of goods sold.

Balance sheet. Total assets amounted to DKK 966 million, of which DKK 366 million were fixed assets and DKK 600 million were current assets. Average invested capital totalled DKK 854 million.

The sector cash flow before financial items. The cash flow from operating activities in the sector amounted to DKK 57 million compared with DKK 55 million in 1999/00. The improved management of working capital more than compensated for the fall in earnings. The efforts to reduce working capital are being continued.

Table 8
Sector cash flow before financial items

DKKm	*00/01*	*99/00*
Income from primary operations	*30*	*92*
Depreciation and amortization	*40*	*32*
Change in working capital, adjustments, etc.	*(13)*	*(69)*
Sector cash flow from operating activities	*57*	*55*
Gross investments[1]	*(98)*	*(91)*
Sector cash flow before purchase of undertakings and activities	*(41)*	*(36)*
Purchase of undertakings and activities	*0*	*(104)*
Free sector cash flow before financial items	*(41)*	*(140)*

[1]) A share of Holding's investments in the sector is included in gross investments

Gross capital investments amounted to DKK 98 million against DKK 91 million in 1999/00. Among the most significant investments were the expansion of the production facilities at Hørsholm, in the US and in Spain, as well as the purchase of intellectual property rights.

The free cash outflow for the sector before financial items and acquisitions of companies was DKK 41 million compared with a cash outflow of DKK 36 million in 1999/00.

Value creation in ALK-Abelló. Economic profit is the added value, i.e. the excess of the after-tax return on average invested capital over the company's weighted average cost of capital:

Economic profit = Average invested capital x (ROAIC - WACC)

Economic profit is calculated on the basis of the company's financial data, including amortization of goodwill, used directly, and no adjustments such as capitalization of R&D costs are made. In ALK-Abelló, value is created partly by generating a satisfactory return on average invested capital in the existing business and partly by carrying out the development projects in the pipeline by the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached.

As expected, the value creation was negative as economic profit is calculated for ALK-Abelló as a whole and thus includes the costs of developing the pipeline. See table 9.

Value creation in the existing business. In order to demonstrate the value creation from the existing business, it is estimated that 6.5% of sales – equivalent to DKK 55 million in 1999/00 and DKK 61 million in 2000/01 – represent R&D costs to maintain the existing business, while the remaining DKK 23 million of R&D costs in 1999/00 and DKK 47 million in 2000/01 concern the pipeline. In addition, it is estimated that DKK 10 million of the total production and administrative costs in 2000/01 were attributable to the pipeline. Following these adjustments, income before interest and tax (EBIT) for ALK-Abelló as a whole can be allocated to the existing business and the pipeline as shown in table 10.

The pipeline accounted for DKK 58 million of invested capital in 1999/00 and DKK 70 million in 2000/01. Based on this, the value creation in the existing business can be calculated as shown in table 11.

Value creation in the pipeline. The likelihood of success and thus the value of the pipeline increases significantly each time the pipeline projects reach a milestone.

Outlook. Pipeline costs are expected to double in the year ending 31 August 2002. The existing business is expected to cover the rising R&D costs. Accordingly, EBITA for ALK-Abelló as a whole is expected to break even. In addition, the pipeline projects are expected to show good progress.

Table 9

Economic profit - ALK-Abelló [1]

DKKm	*00/01*	*99/00*
Average invested capital	*854*	*694*
ROAIC	*0.1%*	*4.7%*
WACC	*6.2%*	*8.7%*
Economic profit	*(52)*	*(28)*

[1]) A share of Holding's income statement and balance sheet has been added to the segment data

Table 10

EBIT

DKKm	*00/01*	*99/00*
Existing business	*87*	*115*
Pipeline	*(57)*	*(23)*
ALK-Abelló	*30*	*92*

Table 11

Economic profit
– existing business [1]

DKKm	*00/01*	*99/00*
Average invested capital	*790*	*665*
ROAIC	*4.6%*	*7.0%*
WACC	*6.2%*	*8.7%*
Economic profit	*(13)*	*(11)*

[1]) A share of Holding's income statement and balance sheet has been added to the segment data

ALK-Abelló – Allergy Sector

EBITA ***DKKm***


200
150
100
50
0
96/97
97/98
98/99
99/00
00/01



The employees
– the key to ALK-Abelló's future


Career
Terms
Image
Management
Colleagues
Workplace
Job
% 0 10 20 30 40 50 60 70 80 90 100

Satisfactory
Neutral
Unsatisfactory

The publication of ALK-Abelló's pipeline in April 2001 was an important milestone in many respects. Initially, it strengthens ALK-Abelló's position as the world's leading allergy vaccine company. In addition to being known as a supplier of the best and most well-documented allergy vaccines in the market, the pipeline shows that a number of products are being developed, which will revolutionize the market for allergy treatment.

As a biotech company, ALK-Abelló is in a unique position. The existing business can more or less finance the R&D activities in the pipeline. Therefore, there is great interdependence between the parts of the organization that are working on current products and those working on future products, respectively.

As a result of the strong focus on future products, ALK-Abelló's R&D staff has increased significantly. Introducing new staff to the corporate visions, strategies, operational targets and the corporate culture makes heavy demands on the organization. In addition, ALK-Abelló is facing the challenge of increasing the earnings and cash flows from the existing business as well as achieving the targets for the pipeline within the resources made available and the time limits set.

Employee satisfaction survey used as starting point. The assessment of how well ALK-Abelló is armed to meet these challenges is made on the basis of various factors including a global employee satisfaction survey carried out in 2000, which indicates the employees' view of the organization:

The survey shows that one of ALK-Abelló's greatest strengths is the pride the employees feel in being employed by the company. This is shown, among other things, by a very high level of satisfaction with the company's products and the company's public image. The employees expressed great satisfaction with the working environment, working relations with their colleagues and immediate superiors.

The survey moreover indicated two areas where the management feels the results could be improved, namely "career opportunities" and "terms". The efforts have subsequently been intensified in these two areas.
The survey of employee satisfaction is made every second year – the next time in 2002. The results of the surveys are used in a review of the current areas of focus. In particular, it will be assessed how the changes, strategic as well as organizational, made during the financial year ended 31 August 2001, are reflected in the survey.



Focus areas. Given the results from the survey, the prospects of major management challenges and a strong focus on achieving the targets set in all parts of the organization, the management has chosen to focus on two areas:

Developing competencies and securing continuity in the management group

Global management training
A global management training concept was designed and started up in 2000. The purpose of this ongoing training program is to develop the management competencies of the participants in line with the company's growth and performance challenges. The program was successfully completed in 2001 with great international participation, and it will be repeated in 2002.



Career development
ALK-Abelló considers it very important that the level of knowledge and competency of each employee is developed in an ongoing process so that it is always in line with what is required to achieve the company's targets. After the completion of a pilot project, a global career development concept with tests, supervision and coaching was implemented in 2001. In addition to developing employee competencies, this project was aimed at retaining key employees in the organization. Moreover, great importance is attached to preparing plans for successors to key employees. This ensures continuity, efficiency and focus on the goals set in parallel with the development of the organization.



Establishment of a strong, common foundation for the entire organization

In order to ensure that, in spite of the sharp rise in the number of employees, ALK-Abelló is built and operated on a single, common platform, the management decided in 2001 to initiate an update of ALK-Abelló's corporate values.
In the first place, this process is to bring out the values on which ALK-Abelló has built up a sound business over more than 75 years. Secondly, these values will be combined with the values underlying the strategic focus the company has introduced over the past year. It was decided to do this as a bottom-up process which would allow all employees of ALK-Abelló to have direct influence on the future corporate values.
Moreover, existing and future employees increasingly focus on values as a factor that may have a crucial influence when they choose their place of work.
The global value process will be completed in late 2001, after which the implementation will begin.





Strong present and promising future

The need for allergy diagnosis and vaccination is growing

The number of allergy patients is rising sharply. Studies show that there are more than 165 million allergic people in the western world [1], and that number is rising by about 10% annually. The need for curative treatment is therefore great. ALK-Abelló's knowledge about the market and its present and future products makes the company stronger today than ever before.

Global presence and knowledge. ALK-Abelló is the only allergy vaccine supplier with global representation. The company has therefore built up a thorough knowledge about market conditions and a great understanding of the patient situation in a large number of countries. A major contributor to this was the European patient study "Allergy – Living & Learning" made in 2000 in collaboration with the European Federation of Asthma and Allergy Associations (EFA). This study confirms how serious a threat allergy is to the quality of life of allergy patients. You can read more about "Allergy – Living & Learning" at www.alk-abello.com/living.

The most widely used allergy treatment is still symptomatic treatment. This is in spite of the potential that allergy vaccination can completely cure an allergy, i.e. permanently remove the symptoms and the need for medicine. Doctors and patients do not know enough about the possibilities of curing allergies and therefore often choose to treat the symptoms only and not the underlying disease.

The optimal solution would be to test all allergy patients in order to identify the source of their allergy. Following this, the optimal combination of allergy source elimination (i.e. avoiding what the patient is allergic to), symptomatic treatment and allergy vaccination is chosen. This procedure is recommended by the WHO and leading experts throughout the world, but it is much too rarely used as knowledge of the process, diagnosis and allergy vaccination is limited among patients as well as doctors.

Removes bottlenecks in the market. As allergy vaccination is primarily performed by specialists, there is a natural limit to the number of patients who can be treated at the same time. ALK-Abelló is working hard to increase the awareness of allergy vaccination among many more groups of doctors in order to give more patients the opportunity to be treated.

Moreover, the future products announced in ALK-Abelló's R&D pipeline will make it easier and safer for patients to go through allergy vaccination. Safety and convenience are important parameters in the choice of the form of treatment.

[1] Allergen immunotherapy: Therapeutic vaccines for allergic diseases, WHO position paper, Allergy 1998



Strengthening and expanding the existing business



Both ARIA and the "Allergy – Living & Learning" study serve as a proof that information and training are essential elements of the marketing of ALK-Abelló's products – now and in the future. Today, both studies are used actively in the marketing and allergy vaccine.

ALK-Abelló is the world's leading company within allergy vaccination. ALK-Abelló's products are known throughout the world for their quality and documented efficacy. The company wishes to use this unique platform to strengthen and expand its existing business – among other things through the initiatives described below:

• **Production optimization.** Production logistics have been upgraded in recent years, and the delivery situation is now satisfactory. In addition, a production strategy has been prepared to provide specialized production units in order to achieve economies of scale. The regulatory authorities are now making ever stricter requirements to pharmaceutical products. The production strategy also focuses on ensuring that the entire production apparatus always meets the regulatory requirements. In addition, a continuing high quality level is attained, among other things through ongoing training of employees and by automating an increasing number of processes.

• **Strategic partnerships.** One of several new initiatives undertaken during the financial year to increase the number of patients undergoing vaccination treatment was an untraditional partnership between ALK-Abelló Danmark and Mølholm, a privately owned hospital in Denmark, to establish the Danish Allergy Center (Dansk AllergiCenter) in Copenhagen. The center should be seen as a supplement to the public health care system where waiting times to see a specialist are typically very long. The clinic offers paying patients quick access to get a diagnosis and to enter treatment. Finally, the Danish Allergy Center offers doctors and nurses supplementary training in the allergy field.

• **Enhanced competitiveness.** ALK-Abelló has strengthened its competitiveness, especially in markets with many competing allergy vaccine companies. Traditional areas such as customer service, product quality, reliability of supply and marketing and sales efforts have been optimized; in addition, sales efforts have been decentralized and thus strengthened. ALK-Abelló has retained or increased its high market share in important markets such as Spain, Italy, Germany and the United States.

• **Consensus among international experts.** An important milestone in the understanding of the relationship between allergy, hay fever and asthma and the optimal treatment was reached in connection with the publication of the ARIA (Allergic Rhinitis and its Impact on Asthma) document. 37 leading allergy specialists from all parts of the world and the WHO took part in this project. The purpose was partly to publish a document emphasizing the role of allergy in the development of hay fever and asthma, and to set up a number of guidelines for diagnosis and treatment based on actual clinical experience and evidence. In addition, a global training network was established in order to ensure that allergy patients will always be offered the best possible treatment in future.
The overall conclusion was that it is very important to treat lungs, nose and eyes simultaneously in order to achieve satisfactory relief from the symptoms and to prevent allergic hay fever from developing into asthma. Allergy vaccination thus treats the disease and all affected organs simultaneously, using one single product.

• **Diagnosis is the key.** ALK-Abelló focuses on a key element of the process – making the right diagnosis. Specific allergy vaccination and a diagnosis are closely linked, but the study "Allergy – Living & Learning" shows that more than 30% of all allergic people have never been tested, even after a long life with allergy. The doctor has two options – a prick test in the clinic or a test of a blood sample at a laboratory (*in vitro* diagnosis). ALK-Abelló's business unit for *in vitro* diagnostics launched the results this year of many years' collaboration with one of the largest diagnostics operators in the world – Bayer Diagnostics, Inc. in the United States.



Vaccines of the future are based on new administration forms and biotechnology

ALK-Abelló's position as the leader in R&D within specific allergy has been further strengthened by the publication of the company's pipeline.
The projects in the pipeline have enhanced ALK-Abelló's position as the leader in the biotech-based pharmaceutical allergy market.
The pipeline consists of two branches: one aimed at making it easier to use existing vaccines, and one aimed at developing new genetically modified vaccines with greater efficacy and fewer or no side-effects. The pipeline projects go through various development phases, and the likelihood of success and thus the value of the pipeline increases significantly each time a milestone is passed.

Figure 2: ALK-Abelló's R&D strategy

New delivery routes — *Injectables ▷ Sublingual tablets*

New active ingredients — *Biological allergens ▷ Recombinant allergens*

Targets: 6 new vaccines in the period 2005-2011 for the treatment of mild, moderate and severe allergy

See detailed overview of pipeline, page 19

Easier administration and recombinant allergen analogues. The first branch consists of the development of a rapidly dissolving tablet, which is to contain the pharmaceutically standardized biological allergens currently used in ALK-Abelló's approved Alutard® SQ allergy vaccines. The tablets will be much easier to take than the current administration in the form of either subcutaneous injection or sublingual drops. Furthermore, the dosage will be more precise than in the existing, drop-based sublingual treatment and, therefore, more efficient. The use of injections, which requires repeated visits to a specialist, and many people's phobia for needles are today the key factors preventing more widespread use of allergy vaccination.
Drop-based Sublingual Immunotherapy (SLIT) is a known form of administration. The immune system is easily accessible through the oral cavity, and a number of published studies show that SLIT is an efficient and reliable form of administration[2]. Administering the exact dosage has traditionally been difficult for drop-based SLIT. The new tablet eliminates this weakness.

The tablet-based vaccines are for patients with mild to moderate hay fever.



An important partner in this project is UK-based RP Scherer Ltd, which has developed a unique technology for the production of rapidly dissolvable tablets. You can read more about RP Scherer at www.rpscherer.com.
The other branch of ALK-Abelló's pipeline targets the production of vaccines with a better efficacy and a better side-effect profile than the products currently on the market. The new vaccines with recombinant allergen analogues will be developed using ALK-Abelló's own expertise in the area as well as through a partnership with Maxygen, Inc., one of the world's leading genetic technology companies. Maxygen's core competence is the socalled DNAShuffling technology, which can imitate, in the laboratory, nature's own development at an extremely forced pace. In just a few weeks, a very large number of allergen variants can be produced, which nature would otherwise take hundreds of years to develop. This significantly shortens the search process for product candidates with the desired structure. At the end of the day, the partnership with Maxygen means that the products reach the market much earlier than if ALK-Abelló had carried through the process on its own. You can read more about Maxygen at www.maxygen.com.
The new recombinant vaccines target patients with mild to severe hay fever and asthma.

[2]) Bousquet J, Lockey RF, Malling H-J, editors. Allergen immunotherapy: Therapeutic vaccines for allergic diseases. WHO position paper, Allergy 1998



Patients' needs are looked after. The tablet-based products will initially contain biological allergens, but the plan is that these will be replaced by recombinant allergens in the longer term. This addresses the needs of both patients and doctors for safe, convenient and efficient treatment.

Sublingual tablets can be prescribed both by general practitioners and by specialists. For the same reason, patients can take the tablets at home, which means that more people will complete the treatment and thus get better results.

It is ALK-Abelló's vision to revolutionize the market for allergy treatment over a ten-year period. The products described in the pipeline all contain unique aspects which mitigate or eliminate the weaknesses of the products currently on the market. The products will significantly enhance the convenience and safety for patients as well as doctors and improve the efficiency of the entire treatment. As ALK-Abelló is concurrently protected by a large number of patents and licenses for the new technologies, ALK-Abelló's position as the world's leading allergy business will be confirmed – based on the existing product platform and the introduction of the first new products already in 2005.



Interaction between a birch pollen allergen and part of an antibody

Shareholder information

Objective – to create value for our shareholders. Chr. Hansen Holding A/S aims to generate long-term and stable returns for our shareholders by way of increases of our share price and distribution of dividends.
The value creation process in Chr. Hansen differs from the process in ALK-Abelló. Chr. Hansen creates value by generating a return on average invested capital (ROAIC) that is at least 2 p.p. higher than the weighted average cost of capital (WACC).
The value in ALK-Abelló consists of the sum of the value of the existing business and the value of the pipeline, i.e. the development of a portfolio of pipeline projects. In the existing business, the target is a return on average invested capital (ROAIC) which is at least 2 p.p. higher than the weighted average cost of capital (WACC). For the pipeline, the target is to carry through the pipeline projects in line with the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is passed.
An investment in Chr. Hansen Holding's shares represents a balanced investment in a biotech share with reduced risk and a non-cyclical value share.

Corporate governance. Chr. Hansen Holding wishes to set high standards for our corporate governance. The Board of Directors and the Corporate Management aim to create long-term value to the shareholders.
Chr. Hansen Holding's share capital is divided into class A and class B shares. Each class A share carries ten votes, whereas each class B share carries one vote. LFI A/S (Lundbeckfondens Investeringsselskab A/S) holds most of the class A shares and 31% of the share capital. Through its ownership of the class A shares, this investment company holds 62% of the votes.

LFI A/S is a professional and long-term investor in Chr. Hansen Holding and makes high requirements on value creation on behalf of all shareholders in the company.
The ownership structure creates stability for the activities of Chr. Hansen Holding, which is particularly valuable in times of turbulent capital markets.
The Board of Directors of Chr. Hansen Holding has nine members, six of whom are elected by the shareholders at the Annual General Meeting, while the other three are elected by the employees. Each Board member has international experience and extensive competence within the Group's business areas.
The Board meets seven times a year, including a two-day seminar focusing on strategy and R&D. Further meetings are held as and when needed. It is the Board's primary responsibility to define the strategic framework for the activities of the business areas and to maintain a constructive dialogue with the Corporate Management regarding the implementation of the strategies chosen.

Turnover and price performance. The volume of class B shares in Chr. Hansen traded during the year exceeded 4.2 million shares, and the market value was approximately DKK 1.2 billion. At the end of August 2001, the price per share was DKK 258, equivalent to a market capitalization of the company's class B shares of approximately DKK 2.4 billion.
In order to assess the price movements of Chr. Hansen Holding's shares relative to a comparable group of shares, we have established two peer group indices. The indices consist of the weighted price performance of listed companies operating within related markets and products. On the one hand, there is a food ingredients peer group with the following companies: Danisco, Degussa, DSM, Givaudan, IFF, Kerry Group, McCormick, Rhodia and Sensient Technologies. On the other hand, there is a peer group for ALK-Abelló, which consists of shares in Danske Securities' Nordic Biotech Index.
During the past year, Chr. Hansen Holding's shares have outperformed the shares of other biotech companies but underperformed comparable food ingredients companies.

Share capital and shareholders. The size and composition of the company's share capital is the same as last year and was DKK 101,283,600 as at 31 August 2001, of which class A shares accounted for DKK 9,207,600 (920,760 shares), and class B shares accounted for DKK 92,076,000 (9,207,600 shares). Each class A share carries 10 votes, and each class B share carries one vote.

As at 31 August 2001, Chr. Hansen Holding had 5,649 registered shareholders, representing 80% of the share capital, which is 526 shareholders more than last year. The represented share capital is unchanged. We estimate that approximately 5% of our share capital is held by foreign investors.

	Share capital	Votes
LFI A/S	31%	62%
8 pension funds	30%	16%
Other	39%	22%

Three shareholders are subject to the disclosure requirements of sections 28a and 28b of the Danish Companies Act:

- LFI A/S, Hellerup:
  31.3% of the share capital divided into class A shares with a nominal value of DKK 9,194,900 and class B shares with a nominal value of DKK 22,501,800
- The Danish Labour Market Supplementary Pension Fund (ATP), Hillerød:
  11.2% of the share capital
- LD Pensions, Copenhagen:
  10.1% of the share capital

Chr. Hansen Holding has issued employee shares at a discount to the market price seven times since the flotation in 1979, most recently in the spring of 1999. Employee shares are considered an important tool to attract and retain qualified employees.

Dividends. The Board of Directors intends to recommend to the coming Annual General Meeting to be held on 13 December 2001 that, for consolidation reasons, dividends be reduced from 35% to 20%, i.e. from DKK 3.50 per share to DKK 2.00 per share of DKK 10, equivalent to 20% of the nominal share capital. Dividends will be paid out on 19 December 2001.

Investor relations and communications. The Chr. Hansen Group wishes to maintain an open and honest dialogue with and a high service level for investors, analysts and the press in order to give the share market the best possible information to price the shares – always respecting the Rules of Ethics of the Copenhagen Stock Exchange.
Our shareholder magazine – Insight – is published three times a year and is sent to all registered shareholders, analysts and the press.

Regular meetings are held with investors, analysts and the press. In 2000/01, presentations were held in Brussels, Copenhagen, London, Paris, Stockholm and Zurich.

Investors, analysts and the press are welcome to contact us regarding the Chr. Hansen Group and the Group's business areas:

Jan Honoré
VP, Corporate Development & Communication
Tel: +45 45 74 71 10
Mobile: +45 20 88 75 50
Fax: +45 45 74 88 88
E-mail: investor@dk.chr-hansen.com

For further information, please visit the Chr. Hansen Group's web site at www.chr-hansen.com, which contains relevant investor presentations, financial statements, announcements to the Copenhagen Stock Exchange, the day's share price and information on the Group's products.

Financial calendar 2001/02

Annual General Meeting	
Bøge Allé 10-12, DK-2970 Hørsholm	13 December 2001
Dividends	
Distribution of dividend for 2000/01	19 December 2001
Financial reports	
Q1 2001/02	24 January 2002
Q2 2001/02	29 April 2002
Q3 2001/02	Week 27 2002
Q4 2001/02	Week 46 2002
Insight shareholder magazine	
Q1 2001/02	mid-February 2002
Q2 2001/02	mid-May 2002
Q3 2001/02	end August 2002
Annual report 2001/02	end November 2002

Share price performance 2000 - 2001


350
310
270
230
190
150
Sep. 00
Nov. 00
Jan. 01
Mar. 01
May 01
Jul. 01
Chr. Hansen Holding
Ingredients peers


350
280
210
140
70
0
Sep. 00
Nov. 00
Jan. 01
Mar. 01
May 01
Jul. 01
Chr. Hansen Holding
Nordic Biotech Index

Announcements to the Copenhagen Stock Exchange
Financial year ended 31 August 2001:

1.	Expansion of the Board of Management of the Chr. Hansen Group	22 September 2000
2.	BioPlus 2B® receives EU approval	12 October 2000
3.	Release date of Annual Report 1999/00 for the Chr. Hansen Group and Meeting of Investors, Analysts and the Press	24 October 2000
4.	Annual report 1999/00	6 November 2000
5.	Annual General Meeting of Chr. Hansen Holding A/S 18 December 2000	18 December 2000
6.	Report on the Annual General Meeting of Chr. Hansen Holding A/S held on 18 December 2000	18 December 2000
7.	Release date of Q1 for 2000/01 for the Chr. Hansen Group and Meeting of Analysts	24 January 2001
8.	Quarterly Briefing 2000/01 (Q1)	31 January 2001
9.	Chr. Hansen rejects Serbian claim	6 February 2001
10.	ALK-Abelló and Maxygen form alliance for next-generation allergy treatments	8 February 2001
11.	The Chr. Hansen Group reduces its profit forecast and changes its strategy and organization within Ingredients	5 April 2001
12.	Release date of six month report 2000/01 for the Chr. Hansen Group and publication of ALK-Abelló's pipeline as well as Press Meeting and Meeting of Analysts	19 April 2001
13.	Six month report 2000/01	27 April 2001
14.	Announcement of ALK-Abelló's pipeline	27 April 2001
15.	Release date of Q3 for 2000/01 for the Chr. Hansen Group and Meeting of Analysts	28 June 2001
16.	Quarterly Briefing 2000/01 (Q3)	5 July 2001

After the end of the financial year:

1.	Release date of Annual Report 2000/01 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts	24 October 2001
2.	ALK-Abelló to commence clinical testing of tablet vaccine against grass allergy earlier than expected	5 November 2001
3.	Annual report 2000/01	8 November 2001

Analysts

Stockbroker	Analyst	Phone	E-mail
Alfred Berg Bank	Poul Lykkesfeldt	+45 33 96 10 00	poul.lykkesfeldt@alfredberg.dk
CAI Cheuvreux Nordic	Frans Høyer	+44 207 621 5100	fhoyer@indocdv.com
Carnegie Danmark	Julie Quist Johansen	+45 32 88 02 00	jquist@carnegie.dk
Cazenove & Co.	Laurence Watts	+44 207 588 2828	laurence.watts@cazenove.com
Danske Securities	Peter Kondrup	+45 33 64 90 00	peter.kondrup@danskesecurities.com
Enskilda Securities	Hans Gregersen	+45 36 97 70 00	hans.gregersen@enskilda.se
Gudme Raaschou	Hanne Leth Hillman	+45 33 44 90 00	hlh@gr.dk
Jyske Bank	Ulla Mouritsen	+45 89 22 22 22	um@jyskebank.dk
Nordea Securities	Lars Topholm	+45 33 33 33 33	lars.topholm@nordeasecurities.com
Nordea Securities	Henrik Damkær Simonsen	+45 33 33 33 33	henrik.d.simonsen@nordeasecurities.com
Nykredit Bank A/S	Allan S. Kern	+45 33 42 18 00	ask@nykredit.dk
Sydbank A/S	Brian Kirk	+45 33 69 78 00	brki@sydbank.dk



Board of Directors: Nils Axelsen, Arne V. Jensen, Jørgen Worning, Jørgen Nordin, Sven Dyrløv Madsen, Eva Stenby, Knud Striib Nielsen, Steen Engel, Niels Johansen

Chr. Hansen Holding A/S, CVR. no. 61 06 95 18

The following information has been provided on offices held in other Danish public limited companies by the members of the Board of Directors and Corporate Management of Chr. Hansen Holding A/S:

Board of Directors:

Sven Dyrløv Madsen, chairman
Arvid Nilsson A/S
Dako A/S, Vice Chairman
Dansk Miljøcenter A/S, Chairman
Denerco Oil A/S
H. Lundbeck A/S
Lundbeckfonden, Chairman
LFI A/S, Chairman
Reipur Technology A/S, Vice Chairman
Scandlines A/S, Vice Chairman
ØK A/S

Jørgen Nordin, Vice Chairman

Nils Axelsen
Lundbeckfonden
LFI A/S

Steen Engel

Arne V. Jensen
H. Lundbeck A/S, Chairman
Lundbeckfonden, Vice Chairman
LFI A/S, Vice Chairman
Rockwool International A/S, Chairman

Jørgen Worning, President and CEO of Bryggerigruppen A/S
Albani Bryggerierne A/S, Chairman
Bang & Olufsen A/S, Chairman
Dansk Retur Pak Holding A/S
Ejendomsaktieselskabet af 3/9 1930
Incentive A/S

Niels Johansen (EE)*

Knud Striib Nielsen (EE)*

Eva Stenby (EE)*

(EE)* = Employee elected

Corporate Management:

Erik Sørensen, President and CEO
ISS-International Service System A/S, Vice Chairman
Maersk Medical A/S

Poul Hansen, Deputy CEO
A/S Dansk Erhvervsinvestering

Jens Bager
Lars V. Frederiksen
Leif Nørgaard
Peter Olesen

Independent auditors:
Deloitte & Touche Statsautoriseret Revisionsaktieselskab

KPMG C. Jespersen

Registrar and transfer agent:
Danske Bank A/S
Securities Registration
2-12 Holmens Kanal
DK-1092 Copenhagen K

Shareholdings in Chr. Hansen Holding A/S
The members of the Board of Directors own a total of 4,478 class B shares and the Corporate Management owns a total of 7,986 class B shares.

Adoption of the financial statements by the Board of Directors and the Board of Management

The Board of Directors and the Board of Management of Chr. Hansen Holding A/S today considered and adopted the annual report for the financial year ended 31 August 2001. The annual report is presented in accordance with Danish accounting legislation and Danish accounting standards. We consider the accounting principles to be adequate, to the effect that the financial statements of the Group and the Parent Company give a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position and results of operations. We recommend that the annual report be adopted by the Annual General Meeting.

Hørsholm, 8 November 2001

Board of Management

Erik Sørensen *President and CEO*	Poul Hansen *Deputy CEO*	Jens Bager	Lars V. Frederiksen	Leif Nørgaard

Board of Directors

Sven Dyrløv Madsen *Chairman*	Jørgen Nordin *Vice Chairman*	Nils Axelsen	Steen Engel	
Arne V. Jensen	Niels Johansen	Knud Striib Nielsen	Eva Stenby	Jørgen Worning

Auditors' report

We have audited the consolidated financial statements and the financial statements of Chr. Hansen Holding A/S for 2000/01 presented by the management.

Basis of opinion

We have planned and conducted our audit in accordance with generally accepted Danish audit standards to obtain reasonable assurance about whether the financial statements are free of material misstatement. Based on an evaluation of materiality and risk our audit has included an examination of evidence supporting the amounts and disclosures in the financial statements. We have assessed the accounting policies applied and the estimates made by the management as well as evaluated the overall financial statement presentation.

Our audit has not resulted in any qualifications.

Opinion

In our opinion, the consolidated financial statements and the financial statements have been presented in compliance with the requirements of Danish legislation and Danish accounting standards and give a true and fair view of the Group's and the Parent Company's assets and liabilities, financial position and results.

Hørsholm, 8 November 2001

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

KPMG C. Jespersen

Stig Enevoldsen State Authorized Public Accountant	Jens Rudkjær State Authorized Public Accountant	Lars Andersen State Authorized Public Accountant

Accounting policies

Basis of preparation

The financial statements and the consolidated financial statements are prepared in accordance with the provisions of the Danish Company Accounts Act, Danish accounting standards and the Copenhagen Stock Exchange regulations on the presentation of accounts by listed companies.

The accounting policies are unchanged compared to previous years.

Compared to last year, there are some editorial changes and elaborations which, however, are not policy changes. The comparative figures have been restated accordingly.

Consolidation The consolidated financial statements include the financial statements of Chr. Hansen Holding A/S and all subsidiary companies in which Chr. Hansen Holding A/S holds, directly or indirectly, 50% or any other controlling interest.

Companies in which the Group holds between 20% and 50% of the votes and has a significant but not controlling interest are considered associated companies.

The legal structure of the Group is included on page 60.

The consolidated financial statements are prepared on the basis of the audited financial statements of the individual companies by adding items of a similar nature and subsequently eliminating intercompany gains and losses, unrealized intercompany gains on inventories, shareholdings, intercompany accounts and dividends from subsidiary companies.

Newly acquired companies are included in the consolidated financial statements from the date of acquisition. The comparative figures are not adjusted in connection with additions or disposals of subsidiary companies.

In the consolidated financial statements, the book value of Chr. Hansen Holding A/S' shares in the subsidiaries is eliminated by Chr. Hansen Holding A/S' share in the equity capital of the subsidiaries at the time of acquisition, when the Group relationship was established. In the consolidated financial statements, differences resulting from elimination are allocated to assets and liabilities. Acquisitions are accounted for using the purchase method, according to which the assets and liabilities of companies acquired are stated at market value at the time of acquisition. Provisions are made for liabilities relating to restructuring in the acquired company decided in connection with the acquisition, and the tax effect thereof is taken into account. Remaining differences are capitalized as goodwill arising on consolidation and amortized over the estimated economic life, with a maximum of 20 years.

Goodwill may be adjusted until the end of the financial year following the year of acquisition in cases where the actual value of assets and liabilities taken over subsequently turns out to deviate from the value made up at the time of acquisition, subject to the higher value not exceeding the expected future income. All other adjustments are taken to the income statement.

Chr. Hansen Holding A/S' share of the net income of subsidiaries is included in the income statement, and the respective subsidiaries are carried in the balance sheet at net asset value (equity), after which both the financial statements of Chr. Hansen Holding A/S and the financial statements of the Group reflect all the activities of the Chr. Hansen Group.

Minority interests. In the calculation of Group income and Group equity, the proportionate shares of the income and equity of subsidiary companies attributable to minority interests are stated separately.

Foreign currency and foreign currency translation. The income statements of foreign subsidiaries are translated into Danish kroner at the average exchange rates of the year, which roughly express the exchange rates ruling at the transaction date, and the balance sheets are translated at the exchange rates ruling on 31 August 2001. The translation adjustment of the opening equity of the foreign subsidiaries is taken directly to equity. Any translation adjustment arising as a result of the translation of income statements at the average exchange rates of the year and the translation of balance sheets at the exchange rates ruling on the balance sheet date is also taken directly to equity.

All existing subsidiaries are considered to be independent companies for foreign currency purposes.

For foreign subsidiaries which report their financial statements in a currency subject to an inflation rate exceeding 50% p.a., both the balance sheet and the income statement items are translated into Danish kroner at the exchange rate ruling on the balance sheet date.

Currency differences arising between the average exchange rates and the exchange rates ruling on the date of payment are taken to the income statement of each subsidiary.

Accounting policies

Income statement

The income statement is classified by function which means that all cost types are related to production, research and development, sales and marketing and administration.

Net sales. The completed contract method is applied as the method of revenue recognition. Net sales include sales during the year less commission and discounts.

Cost of goods sold includes raw materials, supplies and goods for resale. Production costs (direct and indirect) include costs, depreciation, salaries and wages, and administration and management of factories incurred to generate the year's net sales.

Research and development costs comprise costs, including salaries and wages, depreciation and other costs, including research expenses. Research costs are expensed in the financial year they are incurred.

Development costs are capitalized if the conditions for capitalizing such costs are deemed to be fulfilled. Otherwise, the costs are expensed in the financial year they are incurred.

Development costs incurred in the Ingredients Sector are used to maintain the generation of revenue and are therefore not deemed to meet the requirements for capitalization.

In the Allergy Sector, development costs are normally deemed not to be eligible for capitalization until the development of a product has been completed and all necessary public registration and marketing authorizations have been obtained.

Public loans and subsidies. Government development loans subject to a debt cancellation clause are recognized in the income statement when the related research and development costs are incurred.

If the amounts are repaid, repayments plus interest are charged to the income statement when the related income is recognized.

Sales and marketing expenses comprise costs relating to the distribution and sale of the Chr. Hansen Group's products, including salaries to sales staff, advertising and exhibition expenses, depreciation, etc.

Administrative expenses include expenses relating to administrative staff and management, including office expenses, etc., salaries and depreciation.

Other operating income and costs include income and costs of a secondary nature relating to the activities of the Chr. Hansen Group.

Amortization of goodwill comprises the amounts amortized and write-downs during the year, if any.

Restructuring costs arising on acquisitions and which relate to the acquiring company are stated in the balance sheet and expensed through the income statement.

Conversely, restructuring costs relating to the acquired company are included in the cost of acquisition.

Taxation. Chr. Hansen Holding A/S is taxed jointly with the wholly-owned Danish subsidiaries.

Estimated tax on the year's taxable income adjusted for the year's movements in the provision for deferred tax is charged to the income statement. Tax on prior years' income represents a carry-back of excess provisions for prior years.

Tax paid on account is deducted from current corporate tax or capitalized where it represents a net receivable.

Deferred tax is estimated and provided on timing differences between tax and accounting valuations.

The tax value of tax losses carried forward is included in the calculation of deferred tax where it is likely that the losses carried forward can be utilized within a short time frame. Any deferred tax assets are included in the balance sheet based on a conservative estimate. Provision for deferred tax is made at the general tax rate, i.e. at 30% in Denmark.

Accounting policies

Balance sheet

Intangible fixed assets are stated in the consolidated balance sheet at cost less depreciation.

Depreciation of intangible fixed assets is charged using the straight-line method over the estimated useful economic lives of the assets at the rates shown below:

Goodwill and goodwill on consolidation	5% p.a.
Other intangible fixed assets	10% p.a.

The amortization period of up to 20 years for intangible fixed assets is based on the expected useful economic lives for the type of companies and operations which the Chr. Hansen Group acquires. The valuation, the expected useful economic lives and the amortization periods are evaluated on an ongoing basis, and write-downs will be made if the book value exceeds the future net income from the company or the activities to which the goodwill relates.

Goodwill carried in foreign currency is translated at the exchange rate ruling on the balance sheet date. If the asset includes exchange differences as compared with the values at the beginning of the year, this will be disclosed separately in the statement of movements in equity.

Tangible fixed assets are stated at cost less depreciation.

Assets leased under financial leases are included in fixed assets. The leasing commitment is stated under liabilities in the balance sheet.

Tangible fixed assets exceeding DKK 25 million include capitalized financial expenses.

Depreciation of tangible fixed assets is charged according to the depreciation plan using the straight-line method over the estimated useful lives of the assets at the rates shown below:

Buildings	2-4% p.a.
Plant and machinery	10% p.a.
Other fixtures and equipment	10-20% p.a.

Short-life assets and assets not exceeding a cost of DKK 50,000 are expensed in the income statement.

Financial fixed assets. Investments in subsidiaries and associated companies are accounted for in the parent company's financial statements according to the equity method. Under this method, shares in subsidiaries and associated companies are stated in the balance sheet at the proportionate share of the net asset value of the respective subsidiaries. The share of income of subsidiaries attributable to the parent company after deduction of intercompany gains on inventories is included in the income statement.

Other securities and receivables are stated at market value. Both realized and unrealized exchange rate adjustments are recognized in the income statement.

In the event of purchases and sales of own shares, respectively, both the purchase and sales amounts are taken directly to reserves.

Inventories are valued according to the FIFO principle after elimination of unrealized intercompany profits on supplies between Group companies.

Raw materials, supplies and goods for resale are stated at the lower of the latest known aquisition cost, using the FIFO method, or net realizable value.

Finished goods and work in progress are stated at the lower of materials and direct and indirect production costs, or net realizable value.

Write-downs are charged for obsolete inventories.

Trade accounts receivable are stated based on an individual evaluation of the risk of losses.

Pension obligations. Obligations regarding defined benefit plans are calculated on an actuarial basis as the capitalized obligation of the pension benefits. The latest actuarial valuation is provided in the balance sheet.

Fixed periodical pension contributions (defined contribution plans) are included in the income statement. In addition, changes in the provision for defined benefit plans are included in the income statement for the period in which they arise.

Other accounting information

The cash flow statement is prepared according to the indirect method, starting with income from primary operations for the year, and showing the Chr. Hansen Group's cash flows from operating activities, investments, financing activities, cash and cash equivalents as well as securities at the beginning and end of the year.

Cash flow from operating activities is stated as income from primary operations for the year adjusted for non-cash operating items and change in working capital. Working capital includes receivables, inventories, trade accounts payable and other liabilities relating to operations.

Cash flow from investments includes purchases and sales of tangible, intangible and financial fixed assets and payments in connection with acquisitions of companies and activities.

Cash flow from financing activities includes capital increases, dividends paid and raising and repayment of long-term and short-term debt not included in working capital.

Financial highlights by currency and interest rate exposure show the Chr. Hansen Group's exposure in the main currencies with respect to net sales, main figures in the balance sheet, monetary positions and foreign currency hedging positions.

Net sales are recorded on the basis of the individual companies' invoicing currencies.

The assets and liabilities in the balance sheet are stated on the basis of the individual companies' local currencies and open currency positions.

Hedged foreign positions include forward contracts and other financial agreements.

Financial instruments. Forward contracts and other derivatives to hedge current assets and short-term liabilities are generally included in the balance sheet at the market value on the balance sheet date.

Financial instruments used to hedge interest on long-term financing are included in the balance sheet at the purchase price.

Both realized and unrealized gains and losses are included in the income statement. However, market value adjustments relating to financial instruments used to hedge income and expenses in the coming years are accrued until the income and expenses are realized. Premiums received or paid on financial instruments are included in the income statement over the life of the instruments.

Segment information. Information is provided about business segments and geographical segments. Segment information complies with Group accounting policies and with the internal financial management.

Audit of subsidiaries. Pursuant to the regulations of the Copenhagen Stock Exchange on information to be disclosed by issuers of listed securities, it is hereby disclosed that some of the foreign companies of the Chr. Hansen Group are audited by local independent accountants who have audited the financial statements of such subsidiaries for several years.

Changes in accounting policies over the past 5 years

1997/98. Goodwill on consolidation is capitalized and amortized over the estimated useful economic lives of the activities, with a maximum of 20 years.

1998/99. Production overheads are included fully in inventories.

Income statement, 1 September - 31 August

Chr. Hansen Holding A/S				Chr. Hansen Group	
1999/00	2000/01	Note	DKK 1,000	2000/01	1999/00
-	-	1	**Net sales**	4,647,999	4,305,251
-	-	2	Cost of goods sold	2,822,027	2,452,408
-	-		**Gross income**	1,825,972	1,852,843
47	-	2	Research and development costs	326,083	274,944
-	-	2	Sales and marketing expenses	718,021	703,697
25,419	25,263	2	Administrative expenses	453,302	401,398
50,396	54,241		Other operating income	30,088	29,339
15,835	19,740	2	Other operating costs	12,860	7,571
9,095	9,238		**Income from primary operations before amortization of goodwill**	345,794	494,572
-	-	2	Amortization of goodwill	73,812	71,127
9,095	9,238		**Income from primary operations**	271,982	423,445
270,667	2,846	3	Income before tax from subsidiaries	-	-
4,681	2,687		Income before tax from associated companies	2,687	4,681
21,222	45,175	4	Interest receivable and other financial income	22,547	20,727
41,159	64,180	5	Interest payable and other financial expenses	184,656	138,557
264,506	(4,234)		**Income (loss) after interest**	112,560	310,296
-	6,000	6	Non-recurring expenses	74,421	-
264,506	(10,234)		**Income (loss) from ordinary operations before tax**	38,139	310,296
103,187	29,962	7	Tax on the year's income	48,857	122,968
161,319	(40,196)		**Net income (loss) for the year including minority interests**	(10,718)	187,328
-	-		Minority shareholders' share of the results of subsidiaries	29,478	26,009
161,319	(40,196)		**Net income (loss) for the year**	(40,196)	161,319
15.93	(3.97)		Earnings per share (EPS) - DKK		

		which is proposed to be distributed as follows:
35,449	20,257	Dividend to shareholders, 20% of share capital at 31 August 2001 = DKK 2.00 per share
89,030	(174,625)	Reserve for net revaluation according to the equity method
36,840	114,172	Transfer to Other reserves
161,319	(40,196)	

Cash flow statement, 1 September - 31 August

DKK 1,000		Chr. Hansen Group 2000/01	1999/00
Income from primary operations		271,982	423,445
Non-recurring expenses		(74,421)	-
Net financial items		(159,422)	(113,149)
Tax on the year's income		(48,857)	(122,968)
Net income (loss) for the year including minority interests		(10,718)	187,328
Depreciation, amortization and write-downs		355,071	267,679
Increase (decrease) in provisions		(6,841)	(6,370)
Cash flow before change in working capital		**337,512**	448,637
Change in working capital:			
Decrease (increase) in receivables		(48,722)	(117,252)
Decrease (increase) in inventories		21,400	(202,015)
Increase (decrease) in trade accounts payable		(81,504)	13,798
Increase (decrease) in other liabilities		17,315	(5,571)
Translation of income statement items from average rates to end-of-year rates		903	1,961
Cash flow from operating activities		**246,904**	139,558
Purchase of undertakings and activities	note 8	-	(314,897)
Investments - intangible fixed assets, net		(49,311)	(159,492)
Investments - tangible fixed assets, net		(308,758)	(303,678)
Investments - associated companies		(2,715)	-
Change in financial fixed assets		6,530	36,085
Cash flow from investments		**(354,256)**	(741,982)
Free cash flow		**(107,350)**	(602,424)
Dividend paid to Chr. Hansen Holding A/S' shareholders		(35,449)	(25,321)
Adjustment regarding purchase of own shares		-	(24)
Change in financial liabilities		134,159	613,444
Change in minority interests		(21,194)	(17,714)
Cash flow from financing activities		**77,516**	570,385
Net cash flow for the year		**(29,834)**	(32,039)
Cash and cash equivalents from acquisitions		-	13,160
Unrealized gain (loss) on foreign currency carried as cash and cash equivalents and securities		(3,750)	8,055
Net increase (decrease) in cash and cash equivalents and securities		**(33,584)**	(10,824)
Cash and cash equivalents and securities at beginning of year		211,841	222,665
Net increase (decrease) in cash and cash equivalents and securities		(33,584)	(10,824)
Cash and cash equivalents and securities at year-end		**178,257**	211,841

The cash flow statement of the Chr. Hansen Group has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

Balance sheet at 31 August

Chr. Hansen Holding A/S			Assets	Chr. Hansen Group	
2000	2001	Note	DKK 1,000	2001	2000
			Fixed assets		
			Intangible fixed assets		
-	-	9	Goodwill	1,226,953	1,314,618
-	-	10	Other intangible fixed assets	287,585	284,053
-	-			1,514,538	1,598,671
			Tangible fixed assets		
291,756	367,481	11	Land and buildings	1,093,517	1,066,662
9,030	35,189	12	Plant and machinery	579,392	545,056
-	-	13	Other fixtures and equipment	173,197	198,917
18,044	1,465	14	Construction in progress	147,901	143,196
318,830	404,135			1,994,007	1,953,831
			Financial fixed assets		
2,431,545	2,200,367	15	Investments in subsidiaries	-	-
4,832	5,953	16	Loans to subsidiaries	-	-
33,906	36,217	17	Investments in associated companies	36,217	33,906
655	-	18	Deferred corporate income tax, asset	66,521	40,610
-	-	19	Securities and receivables	15,689	23,891
2,470,938	2,242,537			118,427	98,407
2,789,768	2,646,672		**Total fixed assets**	3,626,972	3,650,909
			Current assets		
			Inventories		
-	-		Raw materials and supplies	323,011	396,823
-	-		Work in progress	270,367	242,009
-	-		Finished goods and goods for resale	602,885	609,510
-	-	20		1,196,263	1,248,342
			Receivables		
-	-		Trade accounts receivable	758,219	710,652
566,472	770,558		Receivables from subsidiaries	-	-
14,632	10,791		Miscellaneous receivables	71,233	142,004
8,692	2,118		Tax receivable	31,986	16,607
-	-		Prepayments and deferred charges	55,295	52,840
589,796	783,467			916,733	922,103
-	2,691		**Cash and cash equivalents**	178,257	211,841
589,796	786,158		**Total current assets**	2,291,253	2,382,286
3,379,564	3,432,830		**Total assets**	5,918,225	6,033,195

Chr. Hansen Holding A/S			Equity, provisions and liabilities	Chr. Hansen Group	
2000	2001	Note	DKK 1,000	2001	2000
			Equity		
101,284	101,284	21	Share capital	101,284	101,284
690,530	457,506		Reserve for net revaluation according to the equity method	-	-
1,442,295	1,557,749		Other reserves	2,015,255	2,132,825
2,234,109	2,116,539		**Chr. Hansen Holding A/S' share of equity**	2,116,539	2,234,109
-	-		Minority shareholders' share of equity	42,039	40,355
2,234,109	2,116,539		**Total equity**	2,158,578	2,274,464
			Provisions		
1,399	1,507	22	Pensions and other obligations	81,380	71,514
-	-	23	Other obligations	58,717	63,365
50,855	47,677	24	Deferred corporate income tax	123,837	137,699
52,254	49,184			263,934	272,578
			Liabilities		
			Long-term liabilities		
128,104	219,235	25	Mortgage loans	414,416	333,099
593,000	593,000	25	Other long-term liabilities	1,350,347	1,373,392
48,445	48,383		Payables to subsidiaries	-	-
769,549	860,618			1,764,763	1,706,491
			Current liabilities		
19,068	14,571		Mortgage loans and other long-term liabilities	60,073	45,294
252,316	304,187		Bank loans and financial loans	1,023,748	992,426
4,713	6,031		Trade accounts payable	289,575	376,167
3,686	49,815		Payables to subsidiaries	-	-
-	-		Corporate income tax	30,791	2,407
8,420	11,628		Miscellaneous payables	218,817	211,788
-	-		Accruals and deferred income	87,689	116,131
35,449	20,257		Dividend for the financial year	20,257	35,449
323,652	406,489			1,730,950	1,779,662
1,093,201	1,267,107		**Total liabilities**	3,495,713	3,486,153
3,379,564	3,432,830		**Total equity, provisions and liabilities**	5,918,225	6,033,195

26 Government loans and grants

27 Commitments and contingent liabilities

28 Related parties

Equity

DKK 1,000	Share capital	Reserve for net revaluation according to the equity method	Other reserves	Minority share-holders	Total equity
Chr. Hansen Holding A/S					
Equity at 1 September 1999	101,284	457,126	1,405,479		1,963,889
Net income (loss) for the year			161,319		161,319
Purchase of own shares			(24)		(24)
Foreign currency translation adjustments in foreign subsidiaries		144,374			144,374
Dividend declared to Chr. Hansen Holding A/S' shareholders			(35,449)		(35,449)
Transferred from income (loss) for the year		89,030	(89,030)		-
Equity at 31 August 2000	**101,284**	**690,530**	**1,442,295**		**2,234,109**
Equity at 1 September 2000	101,284	690,530	1,442,295		2,234,109
Net income (loss) for the year			(40,196)		(40,196)
Foreign currency translation adjustments in foreign subsidiaries		(57,117)			(57,117)
Dividend declared to Chr. Hansen Holding A/S' shareholders			(20,257)		(20,257)
Transferred from income (loss) for the year		(174,625)	174,625		-
Equity at 31 August 2001	**101,284**	**458,788**	**1,556,467**		**2,116,539**
Chr. Hansen Group					
Equity at 1 September 1999	101,284		1,862,605	32,716	1,996,605
Net income (loss) for the year			161,319	26,009	187,328
Purchase of own shares			(24)		(24)
Foreign currency translation adjustments in foreign subsidiaries			144,374	(656)	143,718
Dividend declared to Chr. Hansen Holding A/S' shareholders			(35,449)		(35,449)
Dividend to minority shareholders				(17,714)	(17,714)
Equity at 31 August 2000	**101,284**		**2,132,825**	**40,355**	**2,274,464**
Equity at 1 September 2000	101,284		2,132,825	40,355	2,274,464
Net income (loss) for the year			(40,196)	29,478	(10,718)
Foreign currency translation adjustments in foreign subsidiaries			(57,117)	(6,600)	(63,717)
Dividend declared to Chr. Hansen Holding A/S' shareholders			(20,257)		(20,257)
Dividend to minority shareholders				(21,194)	(21,194)
Equity at 31 August 2001	**101,284**		**2,015,255**	**42,039**	**2,158,578**

In 2000/01 foreign currency translation adjustments in foreign subsidiaries included currency translation of goodwill in the amount of DKK -13.1 million. Currency translation adjustment of goodwill amounted to DKK 84.7 million in 1999/00.

Notes to the income statement

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		1 Net sales		
		Net sales by geographical segments:		
		Denmark	69,937	73,681
		Europe (excl. Denmark)	2,189,520	1,995,878
		North America	1,591,087	1,541,490
		Other markets	797,455	694,202
			4,647,999	4,305,251
		Net sales by sector:		
		Ingredients sector	3,702,560	3,461,497
		Allergy sector	945,439	843,754
			4,647,999	4,305,251
		2 Production costs, research and development costs, sales and marketing expenses, administrative expenses and other operating costs		
		These costs include staff costs:		
2,688	2,917	Wages and salaries, etc.	1,125,389	1,017,328
319	471	Pensions and social security costs, etc.	226,331	196,995
3,007	3,388		1,351,720	1,214,323
		Salaries to the Corporate Management		
2,792	2,956	of Chr. Hansen Holding A/S	8,521	8,124
1,640	1,640	Fees to the Board of Directors of Chr. Hansen Holding A/S	1,640	1,640
7,439	7,984	Total staff costs	1,361,881	1,224,087
6	7	Average number of employees	3,622	3,601
6	5	Number of employees at year-end	3,496	3,735

Notes to the income statement

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		2 Production costs, research and development costs, sales and marketing expenses, administrative expenses and other operating costs (continued)		
		These costs include depreciation:		
-	-	Production costs	133,509	113,767
-	-	Research and development costs	12,881	12,223
-	-	Sales and marketing expenses	26,834	17,960
56	-	Administrative expenses	64,132	52,602
9,764	11,970	Other operating costs	-	-
-	-	Amortization of goodwill	73,812	71,127
9,820	11,970		311,168	267,679
		Fees for Chr. Hansen Holding A/S' auditors appointed at the Annual General Meeting:		
495	770	Deloitte & Touche - Audit fee		
559	452	Deloitte & Touche - Other services		
105	128	KPMG C. Jespersen - Audit fee		
-	-	KPMG C. Jespersen - Other services		
		3 Income before tax from subsidiaries		
335,258	330,329	Profit in subsidiaries		
(64,591)	(327,483)	Loss in subsidiaries		
270,667	2,846			
		4 Interest receivable and other financial income		
19,613	40,830	Interest income from subsidiaries	-	-
1,609	4,345	Other interest receivable and other financial income	22,547	20,727
21,222	45,175		22,547	20,727
		5 Interest payable and other financial expenses		
56	1,103	Interest payable to subsidiaries	-	-
41,103	63,077	Other interest payable and other financial expenses	184,656	138,557
41,159	64,180		184,656	138,557

Notes to the income statement

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		6 Non-recurring expenses		
		Restructuring in USA:		
-	-	Write-downs on buildings	43,903	-
-	-	Redundancy payments, etc.	18,218	-
		Restructuring in Denmark:		
-	-	Redundancy payments	6,300	-
-	6,000	Consultancy fees, etc.	6,000	-
-	6,000		74,421	-
		7 Tax		
		Tax comprises:		
121,216	70,913	Current tax on the year's income	89,737	141,127
(10,409)	(34,873)	Adjustment of deferred tax on the year's income	(34,802)	(10,539)
110,807	36,040	Tax on the year's income	54,935	130,588
(7,620)	(6,078)	Prior-year adjustments	(6,078)	(7,620)
103,187	29,962	**Total tax**	48,857	122,968

The Chr. Hansen Group's net corporate income tax for the 2000/01 financial year amounted to DKK 115 million.

	2000/01		1999/00	
Reconciliation of tax rate	1,000 DKK	%	1,000 DKK	%
Danish corporate tax rate	11,442	30.0	99,295	32.0
Deviation of Non-Danish subsidiaries' tax relative to 30/32%	(1,104)	(2.9)	22,031	7.1
Non-tax deductible amortization of goodwill	16,521	43.3	19,859	6.4
Other non-tax deductible expenses and non-taxable income, net	26,629	69.8	-	-
Adjustment of deferred tax concerning change in rate of company tax	(4,971)	(13.0)	-	-
Other prior-year adjustments	(1,107)	(2.9)	(7,667)	(2.5)
Other adjustments	1,447	3.8	(10,550)	(3.4)
Effective tax rate	48,857	128.1	122,968	39.6

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00

8 Purchase of undertakings and activities

In the financial year 2000/01 the Chr. Hansen Group did not acquire any undertakings or activities.

In the financial year 1999/00 the Group acquired Italiana Ingredienti S.p.A., Biopol, Inc., SKW Trostberg's European rennet enzyme activities, Center Laboratories, Inc., and Cuamex, S.A. de C.V.

	2000/01	1999/00
Intangible fixed assets	-	21,952
Tangible fixed assets	-	46,008
Financial fixed assets	-	3,072
Inventories	-	45,362
Receivables	-	43,691
Cash at bank and in hand	-	13,160
Provisions	-	(44,634)
Non-interest-bearing debt, etc.	-	(39,000)
Net assets	-	89,611
Goodwill	-	225,286
Cash purchase amount	-	314,897

9 Goodwill

	2000/01	1999/00
Accumulated cost at beginning of year	1,459,685	1,094,911
Currency adjustments	(20,276)	88,959
Adjustments concerning prior-year additions	(714)	21,461
Additions	-	254,354
Accumulated cost at year-end	1,438,695	1,459,685
Amortization at beginning of year	145,067	69,294
Currency adjustments	(7,137)	4,234
Year's amortization	73,812	71,539
Amortization at year-end	211,742	145,067
Balance at year-end	1,226,953	1,314,618

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	**2000/01**	DKK 1,000	**2000/01**	1999/00

10 Other intangible fixed assets

		Accumulated cost at beginning of year	**404,974**	277,358
		Currency adjustments of values at beginning of year	**23**	1,435
		Additions	**50,661**	134,142
		Disposals	**-**	(7,961)
		Accumulated cost at year-end	**455,658**	404,974
		Depreciation at beginning of year	**120,921**	95,376
		Currency adjustments	**1,892**	861
		Year's depreciation	**45,260**	31,115
		Disposals	**-**	(6,431)
		Depreciation at year-end	**168,073**	120,921
		Balance at year-end	**287,585**	284,053

The balance at year-end is composed of the book value of patents, trademarks and rights of DKK 79 million compared to 72 million DKK in 1999/00, and software, in-house and third-party project work regarding SAP implementation of DKK 209 million compared to DKK 211 million in 1999/00.

11 Land and buildings

351,789	**339,459**	Accumulated cost at beginning of year	**1,338,863**	1,185,272
-	**-**	Currency adjustments of values at beginning of year	**(18,600)**	49,828
7,670	**84,617**	Additions	**107,386**	127,819
-	**-**	Disposals	**(16,524)**	(24,056)
359,459	**444,076**	**Accumulated cost at year-end**	**1,411,125**	1,338,863
59,661	**67,703**	Depreciation and write-downs at beginning of year	**272,201**	232,096
-	**-**	Currency adjustments	**12,826**	10,634
8,042	**8,892**	Year's depreciation and write-downs	**40,526**	38,237
-	**-**	Disposals	**(7,945)**	(8,766)
67,703	**76,595**	**Depreciation and write-downs at year-end**	**317,608**	272,201
291,756	**367,481**	**Balance at year-end**	**1,093,517**	1,066,662

Chr. Hansen Holding A/S 1999/00	2000/01	DKK 1,000	Chr. Hansen Group 2000/01	1999/00
		11 Land and buildings (continued)		
291,756	367,481	Land and buildings include the buildings of the Research Centre at Hørsholm on leased land. The life of the lease for this land is unlimited.	367,481	291,756
291,756	367,481	Land and buildings in Denmark	640,446	598,477
291,756	367,481	Value of land and buildings subject to mortgages	631,072	562,625
227,000	241,000	Land and buildings in Denmark at the annual public assessment of real property on 1 January 2001	391,950	341,300
		12 Plant and machinery		
57,154	57,519	Accumulated cost at beginning of year	1,017,089	831,038
-	-	Currency adjustments of values at beginning of year	(17,520)	72,448
365	29,237	Additions	174,596	145,557
-	-	Disposals	(44,815)	(31,954)
57,519	86,756	**Accumulated cost at year-end**	1,129,350	1,017,089
46,711	48,489	Depreciation and write-downs at beginning of year	472,033	390,981
-	-	Currency adjustments	13,831	20,794
1,778	3,078	Year's depreciation and write-downs	97,788	91,556
-	-	Disposals	(33,694)	(31,298)
48,489	51,567	**Depreciation and write-downs at year-end**	549,958	472,033
9,030	35,189	**Balance at year-end**	579,392	545,056

Notes to the balance sheet

Chr. Hansen Holding A/S 1999/00	2000/01	DKK 1,000	Chr. Hansen Group 2000/01	1999/00
		13 Other fixtures and equipment		
-	-	Accumulated cost at beginning of year	372,237	249,813
-	-	Currency adjustments of values at beginning of year	(12,423)	14,828
-	-	Additions	37,401	128,287
-	-	Disposals	(28,583)	(20,691)
-	-	**Accumulated cost at year-end**	368,632	372,237
-	-	Depreciation and write-downs at beginning of year	173,320	136,399
-	-	Currency adjustments	(2,916)	9,697
-	-	Year's depreciation and write-downs	47,306	42,463
-	-	Disposals	(22,275)	(15,239)
-	-	**Depreciation and write-downs at year-end**	195,435	173,320
-	-	**Balance at year-end**	173,197	198,917
		14 Construction in progress		
7,806	18,044	Accumulated cost at beginning of year	143,196	168,636
-	-	Currency adjustments of values at beginning of year	(1,801)	12,030
10,238	65,068	Additions	192,133	55,307
-	(81,647)	Finished projects	(185,627)	(92,777)
18,044	1,465	**Accumulated cost at year-end**	147,901	143,196

Notes 10 to 14:

Project work for own account during the financial year was capitalized in the amount of DKK 6 million compared to DKK 38 million in 1999/00.

Finance costs for capital investments exceeding DKK 25 million during the year were capitalized in the amount of DKK 4.0 million based on 5% p.a. compared to DKK 0.3 million in 1999/00 based on 7% p.a.

Notes to the balance sheet

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		15 Investments in subsidiaries		
1,703,516	1,763,319	Accumulated cost at beginning of year		
-	1,281	Adjustment concerning prior years		
59,803	564	Additions		
-	-	Disposals		
1,763,319	1,765,164	**Accumulated cost at year-end**		
434,821	668,226	Revaluation and write-downs at beginning of year		
168,953	(27,102)	Net income (loss) for the year in subsidiaries		
(79,923)	(147,523)	Dividends from subsidiaries		
-	(1,281)	Adjustment concerning prior years		
144,375	(57,117)	Foreign currency translation adjustments in foreign subsidiaries		
668,226	435,203	**Revaluation and write-downs at year-end**		
2,431,545	2,200,367	**Balance at year-end**		
1,314,618	1,226,953	**Of which unamortized goodwill**		
		16 Loans to subsidiaries		
6,850	4,469	Balance at beginning of year		
2,008	1,878	Additions		
(4,389)	(480)	Disposals		
4,469	5,867	**Balance at year-end**		
(441)	363	Revaluation and write-downs at beginning of year		
804	(277)	Currency adjustments		
363	86	**Revaluation and write-downs at year-end**		
4,832	5,953	**Balance at year-end**		

Notes to the balance sheet

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		17 Investments in associated companies		
31,452	31,452	Accumulated cost at beginning of year	31,452	31,452
-	2,715	Additions	2,715	-
31,452	34,167	**Accumulated cost at year-end**	34,167	31,452
1,378	2,454	Revaluation and write-downs at beginning of year	2,454	1,378
2,870	1,390	Net income for the year in associated companies	1,390	2,870
(1,794)	(1,794)	Dividends	(1,794)	(1,794)
2,454	2,050	**Revaluation and write-downs at year-end**	2,050	2,454
33,906	36,217	**Balance at year-end**	36,217	33,906
		18 Deferred corporate income tax, asset		
700	655	Value at beginning of year	40,610	34,309
(45)	(655)	Adjustment on the year's income	26,220	6,301
-	-	Prior year adjustments	(309)	-
655	-	**Value at year-end**	66,521	40,610
		19 Securities and receivables		
		Cost at beginning of year	15,314	49,388
		Additions	-	-
		Disposals	(8,209)	(34,074)
		Cost at year-end	7,105	15,314
		Revaluation and write-downs at beginning of year	8,577	176
		Currency adjustments	7	8,401
		Revaluation and write-downs at year-end	8,584	8,577
		Balance at year-end	15,689	23,891

Notes to the balance sheet

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00

20 Inventories

		Direct materials	867,090	906,249
		Direct and indirect production costs	329,173	342,093
			1,196,263	1,248,342

Inventories carried at net realizable value are insignificant.

The Chr. Hansen Group has not used inventories as collateral for debt.

21 Share capital

The share capital consists of:	Nominal value
A-shares, 10 votes per DKK 10 share:	
920,760 shares of DKK 10	9,208
B-shares, 1 vote per DKK 10 share:	
9,207,600 shares of DKK 10	92,076
	101,284

The company's holdings of own shares at year-end:

	Number of shares	Nominal value
Holdings at beginning of year	14,118	141
Additions	-	-
Disposals	-	-
Holdings at year-end	14,118	141

Percentage of share capital is 0.14%.

Market value of own shares at 31 August 2001 is DKK 3,642,000 compared to DKK 3,882,000 at 31 August 2000.

Notes to the balance sheet

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		22 Pensions and other obligations		
1,399	1,507	Pensions	68,049	57,890
-	-	Pension-like obligations	13,331	13,624
1,399	1,507	**Balance at year-end**	81,380	71,514

Most of the Group's employees are covered by pension plans, which are paid in whole or in part by the Group's companies. The plans vary according to the statutory rules, tax regulations and economic conditions of the countries in which the employees work.

Defined benefit plans

The Group's pension obligations are generally covered by insurance. For surviving relatives of a few employees/managers in Denmark, whose plans are not insured, the present value of uncovered pension obligations amounts to DKK 1.5 million compared to DKK 1.4 million in 1999/00, which amount has been provided in the balance sheets of the parent company and the Chr. Hansen Group.

Pension obligations in certain foreign subsidiaries, primarily in the USA and Germany, are not or only partially covered by insurance. These pension obligations are covered by funds, but in view of the value of the assets attached to these plans, a provision of DKK 58.7 million compared to DKK 51.8 million in 1999/00, has been made in the Chr. Hansen Group.

Costs charged to the income statement during the period for defined benefit plans not or only partially covered by insurance amount to DKK 5.7 million compared to DKK 8.4 million in 1999/00.

Defined contribution plans

Costs charged to the income statement during the period for defined contribution plans covered by insurance amount to DKK 21.9 million compared to DKK 25.1 million in 1999/00.

Other retirement plans

In addition to the above-mentioned plans, some of the Group's companies have statutory or contractual employee plans, which are either pension-like, insurance-like or of a social-security nature. The annual contributions to these plans are expensed as part of the Group's total staff costs.

Notes to the balance sheet

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		23 Other obligations		
		Other obligations at year-end	58,717	63,365

Other obligations include profit-related obligations in connection with the acquisition of companies and total DKK 54 million compared to DKK 56 million in 1999/00.

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		24 Deferred corporate income tax		
		Provisions for deferred tax concern:		
50,855	47,677	Deferred corporate income tax, liability	123,837	137,699
(655)	-	Deferred corporate income tax, asset	(66,521)	(40,610)
50,200	47,677	**Balance at year-end**	57,316	97,089
50,855	47,677	Intangible and tangible fixed assets	156,539	132,864
-	-	Inventories	(22,059)	4,835
(655)	-	Other assets, provisions and liabilities	(36,302)	(34,306)
-	-	Tax-loss carried forward	(40,862)	(6,304)
50,200	47,677	**Provisions for deferred corporate income tax**	57,316	97,089

The tax value of tax losses carried forward is included to the extent they are expected to be utilized.

Notes to the balance sheet

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		25 Mortgage loans and other long-term liabilities		
65,232	149,753	Mortgage loans falling due after more than 5 years	304,640	231,042
541,445	394,762	Other long-term liabilities falling due after more than 5 years	581,502	544,959
606,677	544,515		886,142	776,001
62,872	69,482	Mortgage loans falling due between 1 and 5 years	109,776	102,057
51,555	198,238	Other long-term liabilities falling due between 1 and 5 years	768,845	828,433
721,104	812,235		1,764,763	1,706,491

26 Government loans and grants

The Chr. Hansen Group has received approximately DKK 1 million in government loans and grants for Research and Development during the financial year compared to DKK 2 million in 1999/00.

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00
		27 Commitments and contingent liabilities		
41,916	40,504	Guarantee commitments	51,141	54,552
-	-	Operating leases	25,825	14,748

Payments expensed on operating leases amount to DKK 21.4 million compared to DKK 18.2 million in 1999/00.

Payments on operating leases fall due in 2001/02 in the amount of DKK 27.0 million, and in the amount of DKK 53.0 million over the following five financial years.

Chr. Hansen Holding A/S has provided collateral for pension schemes in the amount of DKK 810,000.

Chr. Hansen Holding A/S is jointly and severally liable with other jointly taxed companies for the corporation tax. As at 31 August 2001 the jointly taxed companies have no current tax liability.

Pending litigation

As discussed earlier, a Serbian arbitration court has ordered Chr. Hansen to pay DEM 10 million to a former Serbian business partner. The former partner has now submitted the order to the French courts for execution. Chr. Hansen rejects the claim, among other things because fundamental rules of due process were disregarded and irregularities occurred during the arbitration proceedings in Serbia.

Certain claims have been made against the Chr. Hansen Group. Management believes that the outcome of such disputes will not have a material impact on the Group's financial position.

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	2000/01	DKK 1,000	2000/01	1999/00

28 Related parties

The Chr. Hansen Group defines related parties as:
- Parties holding controlling interests - i.e. (i) LFI A/S, the company's principal share holder, (ii) the Lundbeck Foundation which is the principal shareholder of LFI A/S and (iii) the company's Corporate Management and Board of Directors.

- Other related parties - companies in which the principal shareholder holds a controlling interest and their subsidiaries, in this case H. Lundbeck A/S and its subsidiaries.

Transactions with related parties:
Until 31 August 2001, the Chr. Hansen Group has to a limited extent leased premises from H. Lundbeck A/S. During the financial year, the companies of the Chr. Hansen Group were only involved in few and insignificant related-party transactions.

Financial highlights by currency and interest rate exposure

Chr. Hansen Group

Highlights by currency

DKKm	DKK 00/01	DKK 99/00	EUR 00/01	EUR 99/00	USD 00/01	USD 99/00	Other 00/01	Other 99/00	Total 00/01	Total 99/00
Income statement										
Net sales	159	187	1,625	1,411	1,730	1,651	1,134	1,056	4,648	4,305
	3%	4%	35%	33%	37%	38%	25%	25%	100%	100%
Balance sheet - assets										
Fixed assets	1,913	1,870	229	383	1,158	1,217	327	181	3,627	3,651
	53%	52%	6%	10%	32%	33%	9%	5%	100%	100%
Current assets	393	405	678	684	616	790	604	503	2,291	2,382
	17%	17%	30%	29%	27%	33%	26%	21%	100%	100%
Total assets	2,306	2,275	907	1,067	1,774	2,007	931	684	5,918	6,033
	39%	38%	15%	18%	30%	33%	16%	11%	100%	100%
Balance sheet - equity, provisions and liabilities										
Equity	674	686	357	482	608	767	520	339	2,159	2,274
	31%	30%	17%	21%	28%	34%	24%	15%	100%	100%
Provisions	130	130	72	77	43	57	19	9	264	273
	50%	48%	27%	28%	16%	21%	7%	3%	100%	100%
Total liabilities	1,502	1,459	478	508	1,123	1,183	392	336	3,495	3,486
	43%	42%	14%	15%	32%	34%	11%	9%	100%	100%
Total equity, provisions and liabilities	2,306	2,275	907	1,067	1,774	2,007	931	684	5,918	6,033
	39%	38%	15%	18%	30%	33%	16%	11%	100%	100%
Balance sheet - monetary positions										
Receivables, securities and cash	123	163	391	383	302	381	410	306	1,226	1,233
	10%	13%	32%	31%	25%	31%	33%	25%	100%	100%
Total liabilities	(1,502)	(1,459)	(478)	(508)	(1,123)	(1,183)	(392)	(336)	(3,495)	(3,486)
	43%	42%	14%	15%	32%	34%	11%	9%	100%	100%
Forward contracts and other financial agreements	140	119	-	-	(123)	(110)	(17)	(9)	-	-
Monetary positions, net	(1,239)	(1,177)	(87)	(125)	(944)	(912)	1	(39)	(2,269)	(2,253)

The income statement and the balance sheet comprise other currency positions denominated in app. 20 different currencies.

Interest rate exposure at 31 August 2001

DKKm	Less than 1 year	Between 1 and 5 years	More than 5 years	Total	Effective interest rate
Financial assets	16	-	-	16	
Securities - current assets	-	-	-	-	
Cash and cash equivalents	178	-	-	178	
Interest-bearing assets	194	-	-	194	4.5%
Mortgage loans	24	110	306	440	
Bank loans and other long-term liabilities	1,059	769	581	2,409	
Interest-bearing liabilities	1,083	879	887	2,849	5.7%

Loans were raised with 75% at fixed interest rate maturities of averagely 3-4 years and the remaining 25% at floating rates.

50 % of the loans are denominated in Danish kroner and 50% in foreign currency, primarily USD.

Business segments - primary segments

	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
DKKm	2000/01	1999/00	2000/01	1999/00	2000/01	1999/00	2000/01	1999/00
Income statement								
Net sales	3,703	3,461	945	844	-	-	4,648	4,305
Cost of goods sold	(2,448)	(2,191)	(362)	(256)	(12)	(5)	(2,822)	(2,452)
Gross income	1,255	1,270	583	588	(12)	(5)	1,826	1,853
Research and development costs	(200)	(183)	(108)	(78)	(18)	(15)	(326)	(276)
Capacity costs, etc.	(752)	(703)	(442)	(415)	40	36	(1,154)	(1,082)
Income from primary operations before amortization of goodwill (EBITA)	303	384	33	95	10	16	346	495
Amortization of goodwill	(71)	(69)	(3)	(3)	-	-	(74)	(72)
Income from primary operations (EBIT)	232	315	30	92	10	16	272	423
Balance sheet								
Intangible fixed assets	1,348	1,436	167	163	-	-	1,515	1,599
Tangible fixed assets	1,399	1,466	191	169	404	319	1,994	1,954
Financial fixed assets	74	52	8	16	-	(4)	82	64
Investments in associated companies	33	34	-	-	3	-	36	34
Total fixed assets	2,854	2,988	366	348	407	315	3,627	3,651
Inventories	855	891	341	357	-	-	1,196	1,248
Receivables	747	786	157	145	13	(9)	917	922
Cash and cash equivalents	74	164	102	48	2	-	178	212
Total current assets	1,676	1,841	600	550	15	(9)	2,291	2,382
Total assets	4,530	4,829	966	898	422	306	5,918	6,033
Total equity	2,004	2,113	238	334	(83)	(173)	2,159	2,274
Provisions	171	189	43	34	50	50	264	273
Long-term liabilities	847	943	106	44	811	719	1,764	1,706
Current liabilities	1,508	1,584	579	486	(356)	(290)	1,731	1,780
Total liabilities	2,355	2,527	685	530	455	429	3,495	3,486
Total equity, provisions and liabilities	4,530	4,829	966	898	422	306	5,918	6,033
Investments								
Fixed assets	187	322	68	87	99	18	354	427
Acquisitions	-	211	-	104	-	-	-	315

Geographical segments - secondary segments

	Fixed assets		Current assets		Total assets		Acquisitions	
DKKm	2000/01	1999/00	2000/01	1999/00	2000/01	1999/00	2000/01	1999/00
Denmark	1,933	1,634	469	411	2,402	2,045	-	-
Europe (excl. Denmark)	433	626	979	915	1,412	1,541	-	191
North America	1,176	1,291	634	814	1,810	2,105	-	124
Other markets	85	100	209	242	294	342	-	-
Total	3,627	3,651	2,291	2,382	5,918	6,033	-	315

The above geographical segment information has been specified by location of assets.
Specification of net sales by geographical area is provided in Note 1.

Group legal structure

at 1 September 2001 (100% share unless otherwise stated)

The Chr. Hansen Group was founded by Chr. D.A. Hansen in 1874 under the name: Chr. Hansen's teknisk-kemiske Laboratorium

	Incorporated/ acquired
Denmark	
Chr. Hansen A/S Hørsholm	1989
ALK-Abelló A/S Hørsholm	1979
Sweden	
ALK-Abelló, ALK Sverige AB Kungsbacka	1993
Poland	
Chr. Hansen Poland Sp. z.o.o. Warsaw	1992
Czech Republic	
Chr. Hansen Czech Republic, s.r.o. Prague	1993
England, UK	
Chr. Hansen (UK) Ltd. Hungerford	1917
ALK-Abelló (UK) Ltd. Hungerford	1999
Ireland	
Chr. Hansen Ireland Limited Cork	1984
France	
Chr. Hansen France S.A. Arpajon	1927
Germany	
Chr. Hansen GmbH Nienburg	1926
ALK-Scherax Arzneimittel GmbH Hamburg 50% share	1997
Austria	
Chr. Hansen GmbH Vienna 100% owned by Chr. Hansen GmbH, Nienburg, D	1991
ALK-Abelló GmbH Linz	1995
Italy	
Chr. Hansen S.p.A. Corsico	1935
Italiana Ingredienti S.p.A. Felino 80% share	1999
Enocanossa S.p.A. Canossa 74% share	1999
ALK-Abelló S.p.A. Milan 100% owned by ALK-Abelló S.A., Spain	1992
Netherlands	
ALK-Abelló B.V. Nieuwegein	1986
Spain	
Chr. Hansen, S.A. Murcia	1989
Secna, S.A. Valencia 20% share	1999
ALK-Abelló S.A. Madrid	1992
Greece	
Hansen Hellas ABEE Thessaloniki	1991
Turkey	
Peyma Chr. Hansen's A.S. Istanbul 50% share	1991
Danko Gida A.S. Istanbul 50% share	1994
USA	
Chr. Hansen, Inc. Milwaukee	1878
ALK-Abelló, Inc. Austin	1984
ALK-Abelló, Vespa Laboratories, Inc. Spring Mills	1986
Biopol, Inc. Spokane 100% owned by ALK-Abelló, Vespa Lab., Inc., USA	1999
Center Laboratories, Inc. Long Island, New York 100% owned by ALK-Abelló, Inc., USA	2000
Canada	
Chr. Hansen Limited Toronto	1917
Mexico	
Chr. Hansen de Mexico S.A. de C.V. Mexico City	1994
Brazil	
Chr. Hansen Ind. e Com. Ltda. Valinhos	1977
Argentina	
Chr. Hansen Argentina S.A.I.C. Quilmes	1964
Peru	
Colorantes Y Extractos, S.A. Lima 30% share	2000
India	
AKAY Flavours & Aromatics Ltd. Cochin 50% share	1996
Australia	
Chr. Hansen Pty Ltd Melbourne	1935
Russia	
Chr. Hansen LLC Moscow	1999

Definitions

Return on primary operations before amortization of goodwill	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations	*Income from primary operations x 100/Net sales*
RONFA	*Return on non-financial assets (Income from primary operations x 100/Average non-financial assets)*
ROAIC	*Return on average invested capital (Income from primary operations less tax x 100/Average invested capital)*
WACC	*Weighted Average Cost of Capital*
Economic profit	*Difference between return on average invested capital (ROAIC) and Weighted Average Cost of Capital (WACC) in DKK*
Equity ratio	*Equity at year-end x 100/Equity, provisions and liabilities at year-end*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the year excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the year excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Price cash flow (PCF)	*Share price/Cash flow per share*
Net asset value per share - DKK	*Equity at year-end/Number of shares at year-end*
Pay-out ratio	*Dividend declared x 100/Net income (loss) for the year*
Invested capital	*Intangible and tangible fixed assets, inventories and receivables excluding provisions (deferred tax excluded), trade accounts payable, other debt and minorities*

Return on equity, EPS, CFPS, PE and PCF are prepared according to the Guidelines on the Computation of Ratios of the Danish Society of Financial Analysts of 1997.

▽ *Chr. Hansen* ▽ *ALK ABELLÓ*

Chr. Hansen Holding A/S
10 - 12 Bøge Allé
DK-2970 Hørsholm
Denmark
Phone: +45 45 74 74 74
Fax: +45 45 74 88 88

www.chr-hansen.com
www.alk-abello.com